Exhibit 2.1
EXECUTION VERSION
STOCK PURCHASE AGREEMENT
by and between
THE STANLEY WORKS
and
VERICHIP CORPORATION
dated as of
May 15, 2008

TABLE OF CONTENTS
(continued)

Page
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER	24

Section 4.1 Organization	24
Section 4.2 Authorization; Validity of Agreement	24
Section 4.3 Consents and Approvals; No Violations	24
Section 4.4 Litigation	25
Section 4.5 Brokers or Finders	25
Section 4.6 Financing	25
Section 4.7 Accredited Investor	25
Section 4.8 No Other Representations and Warranties	25

ARTICLE V COVENANTS OF SELLER AND PURCHASER	26

Section 5.1 Interim Operations of the Company	26
Section 5.2 Access	28
Section 5.3 Preparation of the Proxy Statement; Stockholders Meeting	29
Section 5.4 No Solicitation	29
Section 5.5 Certain Pre-Closing Actions	33
Section 5.6 Indebtedness	33
Section 5.7 Efforts and Actions to Cause Closing to Occur	34
Section 5.8 Tax Matters	36
Section 5.9 Publicity	40
Section 5.10 Transition Services	40
Section 5.11 Intercompany Arrangements	40
Section 5.12 Maintenance of Books and Records	40
Section 5.13 Insurance Policies	41
Section 5.14 Bank Accounts	41
Section 5.15 Notices of Certain Events	41
Section 5.16 Further Assurances	41
Section 5.17 Change in Control Payments	42
Section 5.18 Confidentiality	42
Section 5.19 Non-competition and Non-solicitation	43
Section 5.20 Antitakeover Statutes	66

ARTICLE VI CONDITIONS	43

Section 6.1 Conditions to Each Party’s Obligation to Effect the Closing	43
Section 6.2 Conditions to Obligations of Purchaser to Effect the Closing	44
Section 6.3 Conditions to Obligations of Seller to Effect the Closing	44

ARTICLE VII TERMINATION	45

Section 7.1 Termination	45
Section 7.2 Effect of Termination	46
Section 7.3 Termination Fee	47

ARTICLE VIII INDEMNIFICATION	47

Section 8.1 Indemnification; Remedies	47

ii

TABLE OF CONTENTS
(continued)

Page
Section 8.2 Notice of Claim; Defense	50
Section 8.3 Reductions for Insurance Proceeds and Other Recoveries	51
Section 8.4 No Duplication	52
Section 8.5 Rights Under Escrow Agreement	52

ARTICLE IX DEFINITIONS AND INTERPRETATION	52

Section 9.1 Definitions	52
Section 9.2 Interpretation	62

ARTICLE X MISCELLANEOUS	62

Section 10.1 Representations and Warranties	62
Section 10.2 Fees and Expenses	63
Section 10.3 Amendment and Modification	63
Section 10.4 Notices	63
Section 10.5 Counterparts; Facsimile	64
Section 10.6 Entire Agreement; No Third Party Beneficiaries	64
Section 10.7 Severability	64
Section 10.8 Governing Law	65
Section 10.9 Jurisdiction	65
Section 10.10 Time of Essence	65
Section 10.11 Extension; Waiver	65
Section 10.12 Assignment	65
Section 10.13 Preservation of Obligations	66
Section 10.14 Specific Performance	66

Exhibits

Exhibit A Form of Escrow Agreement
Exhibit B Form of Director Resignation and Release
Exhibit C Net Tangible Asset Value
Exhibit D Guarantee by Parent, executed and dated as of the date of this Agreement
Exhibit E Voting Agreement by Parent for the benefit of Purchaser, executed and dated as of the date of this Agreement
Exhibit F Voting Agreement by Scott R. Silverman for the benefit of Purchaser, executed and dated as of the date of this Agreement
Exhibit G Noncompete Agreement
Exhibit H Form of Section 116 Escrow Agreement

iii

STOCK PURCHASE AGREEMENT
          Stock Purchase Agreement, dated as of May 15, 2008, by and between The Stanley Works, a Connecticut corporation (“Purchaser”) and VeriChip Corporation, a Delaware corporation (“Seller”). Certain capitalized terms used in this Agreement have the meanings assigned to them in Article IX.
          WHEREAS, Seller is the holder of all the capital stock of Xmark Corporation, a corporation governed under the laws of Canada (the “Company”);
          WHEREAS, the Company is engaged in the Business;
          WHEREAS, Seller wishes to sell, and Purchaser wishes to acquire, all of the outstanding capital stock of the Company, which consists exclusively of the Shares, upon the terms and subject to the conditions set forth herein;
          WHEREAS, Seller does not intend to transfer, directly or indirectly, to Purchaser, and Purchaser does not intend to be the transferee of or otherwise assume, any liabilities of any kind, whether known or unknown, accrued or contingent, relating to any operations of Seller, any of its Subsidiaries or the Company (including without limitation any liabilities relating to any operations of the Implantable Chip Business or the Toolhound Business) other than the Business;
          WHEREAS, the Board of Directors of Seller has unanimously approved and adopted, and recommends that the stockholders of Seller approve and adopt, this Agreement and transactions contemplated hereby, upon the terms and subject to the conditions set forth herein;
          WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, Applied Digital Solutions, Inc., doing business as Digital Angel (“Parent”), which holds 48.6% of Seller Shares, has executed and delivered to Purchaser (a) a guarantee (the “Guarantee”) in favor of Purchaser, in the form of Exhibit D, with respect to Seller’s obligations under Article VIII of this Agreement and (b) a voting agreement (the “Parent Voting Agreement”), attached hereto as Exhibit E, obligating Parent to, among other things, vote in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth therein;
          WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, Scott R. Silverman (the “Voting Stockholder”), who owns 5.0% of Seller Shares, has executed and delivered to Purchaser a voting agreement attached hereto as Exhibit F (the “Stockholder Voting Agreement” and, together with the Parent Voting Agreement, the “Voting Agreements”), obligating such Person to, among other things, vote in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth therein.

          WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, Parent and Purchaser are entering into the Noncompete Agreement attached hereto as Exhibit G;
          NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
PURCHASE AND SALE OF SHARES
          Section 1.1 Sale and Transfer of Shares. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser all of the issued and outstanding Shares, free and clear of all Encumbrances, and Purchaser shall, or shall cause its designated Subsidiary to, purchase, acquire and accept the Shares from Seller.
          Section 1.2 Consideration; Purchase Price. (a) As consideration for the Shares and the covenants and undertakings contained herein, Purchaser shall pay to Seller, in the manner described herein, an amount in cash (the “Purchase Price”) equal to (i) at the Closing, $45,000,000 (the “Transaction Value”), plus (ii) the Aggregate Adjustment as finally determined pursuant to and at the time provided under Section 2.2. For purposes of this Agreement, “Aggregate Adjustment” means the amount (which may be a positive or a negative number) equal to the sum of: (x) an amount (the “Net Tangible Asset Value Adjustment”) (which may be a positive or negative number) obtained by subtracting $4,700,000 from the Net Tangible Asset Value as of the Closing Date (the “Closing Net Tangible Asset Value”) as finally determined pursuant to Section 2.2 plus (y) the Net Indebtedness as of the Closing Date (the “Closing Date Net Indebtedness”) (which may be a positive or negative number) as finally determined pursuant to Section 2.2. Notwithstanding anything herein to the contrary, any amounts included in the Net Tangible Asset Value cannot be included in the Closing Date Net Indebtedness and vice versa.
               (b) At least four Business Days prior to the anticipated Closing Date, Seller shall deliver to Purchaser Seller’s good faith estimate, together with reasonable supporting detail, of (i) the Net Tangible Asset Value Adjustment (the “Estimated Net Tangible Asset Value Adjustment”), (ii) the Closing Date Net Indebtedness (the “Estimated Closing Date Net Indebtedness”) and (iii) the Aggregate Adjustment (the “Estimated Aggregate Adjustment”). The “Base Purchase Price” is equal to (i) the Transaction Value, plus (ii) the Estimated Aggregate Adjustment.
ARTICLE II
THE CLOSING
     Section 2.1 The Closing. (a) The closing of the sale and transfer of the Shares by Seller to Purchaser (the “Closing”) shall take place at the offices of Seller at 10:00 am (New York City time), not later than four Business Days following the satisfaction or waiver of all conditions set forth in Article VI (other than those conditions that are to be satisfied at Closing, but subject to the waiver or fulfillment of those conditions), unless another date or place is agreed in writing by each of the parties hereto.
          (b) At the Closing, Purchaser shall:
                    (i) deliver an amount equal to the Base Purchase Price minus the Escrow Amount by wire transfer of immediately available U.S. funds to a an account(s) specified in writing by Seller at least four Business Days prior to the Closing Date;
                    (ii) deposit a cash amount equal to 10% of the Transaction Value (the “Escrow Amount”) in an escrow account (the “Escrow Account”), to be retained and distributed by Citibank, N.A. (or such other Person as is mutually agreed by Seller and Purchaser), as escrow agent (the “Escrow Agent”), pursuant to the terms of this Agreement and an escrow agreement substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”);
                    (iii) deliver to Seller the certificate specified in Section 6.3(c); and
                    (iv) deliver to Seller a copy of each of the Escrow Agreement and the Section 116 Escrow Agreement duly executed by Purchaser.
          (c) At the Closing, Seller shall:
                    (i) deliver to Purchaser, or its Subsidiary designated in writing by Purchaser, one or more certificates representing all the Shares, each such certificate to be duly and validly endorsed in favor of Purchaser or accompanied by a separate stock power duly and validly executed by Seller and otherwise sufficient to vest in Purchaser legal and beneficial ownership of such Shares, free and clear of all Encumbrances;
                    (ii) deliver to Purchaser duly executed resignations and releases from the directors of the Company, effective as of the Closing, in the form attached hereto as Exhibit B;
                    (iii) deliver to Purchaser the certificate specified in Section 6.2(c);
                    (iv) deliver to Purchaser a copy of each of the Escrow Agreement and the Section 116 Escrow Agreement duly executed by Seller; and
                    (v) deliver to Purchaser the executed payoff letters, UCC-3 termination statements, and other documents referred to in Section 5.6(a).
      Section 2.2 Post-Closing Adjustment.

               (a) Within 60 calendar days following Closing, Seller will deliver to Purchaser a consolidated balance sheet of the Company as of the Closing Date (the “Closing Date Balance Sheet”), and a certificate (the “Closing Certificate”), together with reasonable supporting detail, setting forth Seller’s calculation of (i) Closing Date Net Indebtedness, (ii) the Net Tangible Asset Value Adjustment and (iii) the Aggregate Adjustment derived from the Closing Date Balance Sheet and including appropriate adjustments to assure that the Closing Date Net Indebtedness and the Net Tangible Asset Value Adjustment are determined consistent with the definitions of such terms in this Agreement. Subject to Exhibit C and the defined terms in this Agreement, the Closing Date Balance Sheet and the Closing Certificate shall be prepared in accordance with U.S. GAAP. Purchaser will provide Seller and its accountants reasonable access to the books and records and personnel of the Company during the period of the preparation of the Closing Date Balance Sheet and Closing Certificate and the resolution of any disputes that may arise under this Section 2.2.
               (b) Purchaser shall have 120 calendar days following receipt of the Closing Certificate to deliver to Seller a written notice (a “Notice of Dispute”) that Purchaser disputes Seller’s calculation of any of the amounts or any portion of the amounts set forth therein, which Notice of Dispute shall set forth in reasonable detail the basis for each element of such dispute. If Purchaser does not deliver a Notice of Dispute on or before the expiration of such 120-day period (or if Purchaser notifies Seller in writing that there is no such dispute), the calculations of the Closing Date Net Indebtedness, the Net Tangible Asset Value Adjustment, and the Aggregate Adjustment set forth in the Closing Certificate shall be deemed to be final, binding and conclusive as to the parties. In the event that Purchaser delivers a Notice of Dispute with respect to only certain of the amounts or certain portions of the amounts set forth in the Closing Certificate but not others, then any undisputed amount or portion thereof shall be deemed to be final, binding and conclusive as to the parties. In the event Purchaser delivers a Notice of Dispute to Seller, Purchaser and Seller shall cooperate in good faith to resolve any such dispute as promptly as possible.
               (c) In the event that Purchaser and Seller are unable to resolve all such disputes on or before the 30th calendar day following the delivery of the Notice of Dispute, then Purchaser and Seller shall retain a partner at Deloitte & Touche LLP to resolve such dispute, or if no partner at Deloitte & Touche LLP is willing and able to take on such assignment, a mutually acceptable third party firm, the retention of which will not give rise to present or potential future auditor independence problems for any party or any of their respective Affiliates as determined in each party’s reasonable discretion (Deloitte & Touche LLP or such firm being referred to as the “Accounting Arbitrator”). The Accounting Arbitrator may only resolve disagreements as to matters covered by the Notice of Dispute. All matters not covered by the Notice of Dispute shall be deemed to be final, binding and conclusive. The determination by the Accounting Arbitrator shall be final, binding and conclusive on Seller and Purchaser. Purchaser and Seller each shall promptly provide their assertions regarding the Aggregate Adjustment in writing to the Accounting Arbitrator and to each other. The Accounting Arbitrator shall consider only those items and amounts which are identified in the Notice of Dispute as being items which Seller and Purchaser are unable to resolve. The Accounting Arbitrator’s determination will be based solely on the definitions of Closing Date Net Indebtedness, Closing Net Tangible Asset Value and Aggregate Adjustment contained in this Agreement and Exhibit C. Further, the Accounting

Arbitrator’s determination shall be based solely on the presentations by Purchaser and Seller which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The fees, costs and expenses of the Accounting Arbitrator shall be borne one half by Purchaser and one half by Seller; provided that if the Accounting Arbitrator determines that one party’s position is completely correct, then such party shall pay none of the fees, costs and expenses of the Accounting Arbitrator and the other party shall pay all such fees, costs and expenses. The Accounting Arbitrator shall be instructed to render its determination as soon as reasonably possible (which the parties agree should not be later than 60 calendar days following the day on which the disagreement is referred to the Accounting Arbitrator). The Accounting Arbitrator shall conduct its determination activities in a manner wherein all materials submitted to it are held in confidence and shall not be disclosed to third parties. The parties agree that judgment may be entered upon the determination of the Accounting Arbitrator in any court having jurisdiction over the party against which such determination is to be enforced.
               (d) Within five (5) Business Days after the Aggregate Adjustment shall have become final, binding and conclusive in all respects, in accordance with this Section 2.2, (i) if the Purchase Price exceeds the Base Purchase Price, Purchaser shall deliver to Seller such excess, or (ii) if the Base Purchase Price exceeds the Purchase Price, Seller shall deliver to Purchaser such excess.
               (e) All payments under Section 2.2(e) shall be made by wire transfer of immediately available funds to an account specified in writing by the receiving party, and such wire transfer shall include, in addition to the amount specified in Section 2.2(e), an amount equal to interest accrued on such amount at the annual Prime Rate as announced by JPMorgan Chase on the Closing Date (compounded quarterly) for the period from the Closing Date through the date of payment.
          Section 2.3 Canadian Withholding Tax. Notwithstanding any other provisions hereof, the following provisions shall apply with respect to the Purchase Price:
               (a) Seller shall make commercially reasonable efforts to obtain and deliver to Purchaser at or before the Closing a certificate issued by the Minister of National Revenue under subsection 116(2) of the ITA.
               (b) If a certificate is so delivered to Purchaser, Purchaser shall be entitled to withhold from the Purchase Price payable at the Closing twenty-five percent (25%) of the amount, if any, by which the Purchase Price exceeds the certificate limit as defined in subsection 116(2) of the ITA and specified by the Minister of National Revenue in such certificate, and Purchaser will pay any such withheld amount to the Escrow Agent on the Closing Date and the amount so paid will be credited to Purchaser as payment on account of a portion of the Purchase Price.
               (c) If a certificate is not so delivered, Purchaser shall be entitled to withhold from the Purchase Price payable at the Closing an amount equal to twenty-five percent (25%) of the Purchase Price, and Purchaser will pay any such withheld amount to the Escrow

Agent on the Closing Date and the amount so paid will be credited to Purchaser as payment on account of a portion of the Purchase Price.
               (d) The Escrow Agent will invest, on behalf of Seller, the withheld amount in one or more investments, the interest on which is not subject to Canadian withholding Tax under Part XIII of the Tax Act, from the Closing Date until the earlier of the date on which such withheld amount (or relevant portion thereof) is delivered to the Seller or remitted to the Canada Revenue Agency (“CRA”) in accordance with this Section. Where Purchaser has withheld any amount under Section 2.3(b) or (c) and Seller delivers to Purchaser, after Closing and not later than twenty-seven (27) days after the end of the month in which Purchaser (or an Affiliate of Purchaser, as the case may be) acquired the Shares (the “Remittance Deadline”), a certificate issued by the Minister of National Revenue under either subsection 116(2) or 116(4) of the ITA, the Escrow Agent:
               (i) shall, in the case of a certificate issued by the Minister of National Revenue under subsection 116(2) of the ITA, remit forthwith to the Receiver General for Canada twenty-five percent (25%) of the amount, if any, by which the Purchase Price exceeds the certificate limit fixed in such certificate; and
               (ii) shall pay forthwith to Seller any amount that Purchaser has withheld and is not required to pay to the Receiver General for Canada in accordance with subparagraph (i) above and/or Section 2.3(i) below and any interest earned on such amount to the date of such payment.
               (e) Where Purchaser has withheld any amount under Section 2.3(b) or (c) and no certificate has been delivered to Purchaser by Seller on or before the Remittance Deadline in accordance with Section 2.3(d), subject to Section 2.3(g), such amount shall be remitted by the Escrow Agent to the Receiver General for Canada in accordance with section 116 of the ITA.
               (f) The Escrow Agent shall not remit the amounts referred to in Section 2.3(e) before the day after the Remittance Deadline.
               (g) Where Purchaser has withheld any amount under Section 2.3(c) and no certificate has been delivered to Purchaser by Seller on or before the Remittance Deadline in accordance with Section 2.3(d), no amount shall be remitted by the Escrow Agent to the Receiver General for Canada if Seller delivers to Purchaser, on or before the Remittance Deadline, a comfort letter issued by the CRA in form and substance reasonably satisfactory to Purchaser extending the time period under which Purchaser is required to remit an amount in respect of the Purchase Price on behalf of Seller without being subject to interest and penalties, provided that in any such case, Seller shall indemnify Purchaser for any tax, interest, penalty or other amount payable by Purchaser as a result of Purchaser’s reliance on such comfort letter.
               (h) Where Purchaser has withheld any amount under this Section 2.3 (the “Withheld Amount”) and Seller has delivered to Purchaser a comfort letter as described in Section 2.3(g), the Escrow Agent shall continue to withhold such amount until, either (i) the

Escrow Agent pays such amount to Seller, which shall occur upon delivery to Purchaser of a certificate issued by the Minister of National Revenue under either (A) subsection 116(2) of the ITA, except that the Escrow Agent shall withhold and remit to the Receiver General for Canada the amount, if any, by which the Withheld Amount exceeds twenty-five percent (25%) of the certificate limit, or (B) subsection 116(4) of the ITA; or (ii) the Escrow Agent remits such amount to the Receiver General for Canada for the account of Seller if notified to do so by the CRA.
               (i) Any amount paid by Purchaser or the Escrow Agent to the Receiver General for Canada under Section 2.3(d), (e), or (h) on account of tax (not including amounts in relation to penalties or interest) shall be treated for purposes of this Agreement as a payment to Seller on account of the Purchase Price upon delivery to Seller of confirmation from the CRA that such remittance was made on Seller’s behalf.
               (j) For purposes of this Section 2.3, any certificate delivered to Purchaser shall be deemed not to have been delivered unless such certificate is reasonably satisfactory to Purchaser.
               (k) Any amounts withheld under this Section 2.3 shall be converted into Canadian dollars on the date of withholding and, for the avoidance of doubt, any amount released to Seller under the terms hereof including any payment of interest pursuant to Section 2.3(d) or remitted to the Receiver General for Canada shall also be denominated in Canadian dollars.
               (l) The provisions of this Section 2.3 shall apply, mutatis mutandis to any portion of the Purchase Price paid or payable at any time after the Closing.
               (m) Where Purchaser assigns the right to purchase the Shares to an Affiliate of Purchaser, Purchaser shall so notify Seller, and Seller shall notify the CRA that such Affiliate of Purchaser, and not Purchaser, is the purchaser of the Shares. In the event Purchaser assigns the right to purchase the Shares to an Affiliate of Purchaser, the provisions of this Section 2.3 shall apply as if the references to Purchaser were references to such Affiliate of Purchaser.
               (n) Purchaser and Seller agree to enter into an escrow agreement in the form attached hereto as Exhibit H (the “Section 116 Escrow Agreement”) with the Escrow Agent to provide for the remittance to, holding and release by the Escrow Agent of the amounts referred to in this section.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
          Subject to Section 10.1(a) and except as set forth in the corresponding numbered section of the Disclosure Schedule (provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the matter disclosed reasonably relates, to the extent such relationship is readily apparent on the face of the disclosure contained in the Disclosure Schedule), Seller represents and warrants to Purchaser as follows:
          Section 3.1 Organization. Each of Seller and the Company (a) is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization; (b) has all requisite corporate or other legal entity power and authority to carry on its business and the Business as they are now being conducted and to own the properties and assets that such Person now owns or that are used in the Business; and (c) is duly qualified or licensed to do business in every jurisdiction in which such qualification is required. Seller has heretofore delivered to Purchaser complete and correct copies of the articles of amalgamation and by-laws of the Company as presently in effect.
          Section 3.2 Authorization.
               (a) Seller has the requisite corporate power and authority to execute, deliver and perform this Agreement and, subject to receipt of Stockholder Approval, to consummate the Closing. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Closing have been duly authorized by the Board of Directors of Seller, and no other corporate action on the part of Seller is necessary to authorize the execution, delivery and performance by Seller of this Agreement or the consummation by Seller of the Closing, subject in the case of the consummation by Seller of the Closing to obtaining the Stockholder Approval.
               (b) Seller’s Board of Directors, at a meeting duly called and held, has unanimously (i) approved and adopted this Agreement and approved the transactions contemplated hereby, (ii) determined that the transactions contemplated hereby are advisable, fair to, and in the best interests of Seller and its stockholders, and (iii) resolved to submit this Agreement to the stockholders of Seller for approval, file the Proxy Statement with the SEC and, subject to Section 5.4 hereof, recommend that the stockholders of Seller approve and adopt this Agreement.
               (c) Seller’s Board of Directors has approved the Voting Agreements and taken all necessary action so that neither Section 203 of the Delaware General Corporation Law nor any “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law shall be applicable to this Agreement, the Voting Agreements or the transactions contemplated hereby or thereby and so that Purchaser will not be an “interested stockholder” (as such term is used in Section 203 of the Delaware General Corporation Law) with respect to Seller.
               (d) The affirmative vote (in person or by proxy) of the holders of at least a majority of the outstanding shares of common stock of Seller at the Stockholders Meeting, or any adjournment or postponement thereof, in favor of the approval of this Agreement and the transactions contemplated hereby (the “Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of Seller or any of its Subsidiaries that is necessary to approve this Agreement, approve the transactions contemplated hereby, and perform and consummate the transactions contemplated by this Agreement.

          Section 3.3 Execution; Validity of Agreement. This Agreement has been duly executed and delivered by Seller, and, assuming due and valid authorization, execution and delivery hereof by Purchaser, is a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar Law, now or hereafter in effect, relating to or limiting creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          Section 3.4 Consents and Approvals; No Violations. Except for the filing and mailing by Seller with the SEC of a proxy statement relating to the Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and the receipt of Stockholder Approval, and other filings required under, and other applicable requirements of, the Exchange Act and the rules and regulations promulgated thereunder, and the NASDAQ rules, and except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, state securities or blue sky laws, the HSR Act and the Investment Canada Act, none of the execution, delivery or performance of this Agreement by Seller or the consummation by Seller of the Closing or the execution, delivery or performance by Parent or the Voting Stockholder of the Voting Agreements or by Parent of the Guarantee will (a) conflict with or result in any breach of any provision of the amended and restated certificate of incorporation or amended and restated by-laws of Seller or any organizational document of the Company, (b) require any filing with or notice by Seller or the Company to, or the issuance or provision to Seller or the Company of, any permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) or adverse modification of any terms or rights under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation (“Contract”) to which Seller, the Business, or the Company is a party or by which any of them or any of their respective properties, assets or rights may be bound, except for the consents obtained, to be obtained, or waived by Purchaser, in respect of Contracts set forth in Section 3.4 of the Disclosure Schedule, or (d) violate any statute, law, constitutional provision, code, regulation, ordinance, rule, ruling, judgment, decision, order, writ, injunction, decree, issued guidance or other requirement of any Government Entity (“Law”) applicable to Seller, the Company or any of their respective properties or assets.
          Section 3.5 Ownership of Shares. Except as set forth in Section 3.5 of the Disclosure Schedule, Seller is the record, legal and beneficial owner of all the issued and outstanding Shares, free and clear of all Encumbrances, except for any Encumbrances created by this Agreement.
          Section 3.6 Capitalization.
               (a) The issued and outstanding capital stock of the Company consists exclusively of the Shares. All the Shares are duly authorized, validly issued, fully paid and non-assessable. There are no options, rights or agreements to which any of Seller or the Company is a party or by which any of them may be bound obligating any of them (a) to issue, deliver or sell, or refrain from issuing, delivering or selling, any shares of capital stock of the Company, or to grant, extend or enter into any such option, right or agreement, (b) to repurchase, redeem or otherwise acquire, or to refrain from repurchasing, redeeming or otherwise acquiring, any shares of capital stock of the Company, or to grant, extend or enter into any such option, right or agreement or (c) to vote, or to refrain from voting, any shares of capital stock of the Company.
               (b) As of the date hereof, the issued and outstanding capital stock of Seller consists exclusively of 11,016,877 shares of common stock, par value $0.01 (the “Seller Shares”). The aggregate voting power conveyed by the Voting Agreements to Purchaser shall be sufficient, by itself, to cause the Stockholder Approval at any stockholders meeting even if all other shares of capital stock of seller were voted against the Stockholder Approval.
          Section 3.7 Subsidiaries. The Company does not have any Subsidiaries, and the Company does not own, directly or indirectly, any capital stock or other ownership interests, or have any obligations to acquire any capital stock or other ownership interests or make any investment, in any corporation, partnership, joint venture or other Person.
          Section 3.8 Financial Statements. (a) True and complete copies of the Financial Statements are included in Section 3.8 of the Disclosure Schedule. The Financial Statements have been prepared in accordance with U.S. GAAP applied on a consistent basis and fairly present the financial position and the results of operations and cash flows of the Business as of the dates and for the periods referred to therein.
               (b) The Company does not have any liabilities or obligations of any nature, whether accrued, absolute, fixed, known or unknown, contingent, or otherwise, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under U.S. GAAP, other than (a) liabilities that are set forth in the Financial Statements, (b) liabilities (including Taxes) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (c) liabilities under contractual obligations to be performed after the date hereof under Contracts set forth in Section 3.11 of the Disclosure Schedule or other Contracts to the extent not required to be listed therein (but excluding any obligations or liabilities that arise in connection with any such Contracts as a result of any breach, default or tort on or prior to the Closing Date in connection with such Contracts), and (d) liabilities set forth in Section 3.8(b) of the Disclosure Schedule.
               (c) Following the Closing, all amounts deposited with the Royal Bank of Canada pursuant to the Blocked Accounts Agreement, dated February 29, 2008, among the Company, LV Administrative Services, Inc. and Royal Bank of Canada and the Cash Collateral Agreement, dated February 28, 2008, between the Company and Royal Bank of Canada will be, assuming termination of such agreements, available for distribution to Purchaser, but only to the extent that such amounts exceed the credit card charges secured by such deposited amounts.
          Section 3.9 Absence of Certain Changes. Except as set forth in Section 3.9 of the Disclosure Schedule, (a) since the Balance Sheet Date, there has not been any change, effect, event or circumstance that has had or would reasonably be expected to have a Material Adverse

Effect, and (b) since March 31, 2008, the Company has not taken action that, if taken after the date hereof, would require Purchaser’s consent under Section 5.1.
          Section 3.10 Property and Assets.
               (a) Seller and its Subsidiaries have not engaged in the Business other than through the Company. The Company has, or on the Closing Date will have, good title to, or a valid lease, license or right to use, all assets, properties and rights used in the conduct of the Business as it is currently conducted and as is necessary to permit it to be conducted consistent with past practice, free of any Encumbrances other than Permitted Encumbrances.
               (b) Except as set forth in Section 3.10(b) of the Disclosure Schedule, those real and other tangible properties purported to be owned by the Company are held free and clear of all Encumbrances other than (i) Encumbrances for Taxes not yet due and payable, (ii) mechanics’, materialmen’s, carriers’, warehousemen, workers’, repairers’, landlords’ and similar Encumbrances arising or incurred in the ordinary course of business consistent with past practice, (iii) zoning, entitlement, building and other land use regulations that are not violated by current occupancy or use, (iv) customary covenants, conditions, restrictions, easements and similar restrictions of record affecting title that do not impair current occupancy or use, (v) Encumbrances for Taxes that the Company is contesting in good faith, which are set forth in Section 3.10(b) of the Disclosure Schedule, and (vi) purchase money liens and liens securing rental payments under capital lease arrangements, provided that the underlying obligation is paid in the ordinary course of business consistent with past practice when due (clauses (i) through (vi) being “Permitted Encumbrances”). As of the date hereof, all tangible assets owned or leased by the Company are in satisfactory operating condition for the uses to which they are being put.
               (c) Section 3.10(c) of the Disclosure Schedule sets forth a complete list of all Real Property and specifies which Real Property is owned and which is leased.
          Section 3.11 Leases, Contracts and Commitments. (a) Section 3.11(a) of the Disclosure Schedule sets forth a complete list as of the date hereof of Contracts to which the Company is a party (or by which the Business or any of the assets, properties or rights of the Company, or the Business is bound) and that (i) provides for or is reasonably likely to result in future payments by the Company or the Business, or to the Company or the Business, of more than $50,000 per annum (excluding purchase orders entered into or incurred in the ordinary course of business consistent with past practice); (ii) was entered into by the Company or the Business with Seller, any Affiliate of Seller (other than the Company) or with any officer or director of Seller or any Affiliate of Seller (including the Company) (other than such Contracts that were entered into before January 1, 2006 and are no longer in effect); (iii) is a partnership, limited liability company, joint venture or similar agreement, or pursuant to which the Company or the Business has an obligation to make an investment in or loan to any Person; (iv) under which the Company or the Business has created incurred, assumed, guaranteed or secured Indebtedness; (v) pursuant to which (A) payments were made by or to the Company or the Business during the twelve month period ended on the Balance Sheet Date in excess of $50,000, or (B) payments are reasonably anticipated by the Company or the Business, to be made by or to the Company or the Business during the twelve month period ending on the first anniversary of the Balance Sheet date in excess of $50,000; (vi) contains outstanding obligations relating to the settlement of any Proceeding; (vii) is a collective bargaining agreement, License, IT Contract, or similar agreement; (viii) relates to the acquisition or disposition of any business, operations or division (whether by merger, sale of stock, sale of assets or otherwise) to the extent any unresolved claims or actual or contingent obligations of any party thereunder remain; (ix) restricts the Company or the Business (including any Contract that would restrict Purchaser or any of its Subsidiaries at any time from and after the Closing) from engaging in any business activity anywhere in the world or (x) relates to cash management (any such Contract, whether or not listed in Section 3.11(a) of the Disclosure Schedule, a “Material Contract”).
               (b) There is not and, to the Knowledge of Seller, there has not been claimed or alleged by any Person, with respect to any Material Contract, any existing default or event that, with notice or lapse of time or both, would constitute a default or event of default on the part of the Company or the Business or, to the Knowledge of Seller, on the part of any other party thereto. Each of the Material Contracts is in full force and effect and is valid and binding on the Company, and, to the Knowledge of Seller, each other party thereto.
          Section 3.12 Suppliers and Customers.
               (a) Section 3.12(a) of the Disclosure Schedule sets forth the names of the 10 largest customers of the Company as of the date hereof (as measured by revenue for the twelve-month period ended on the Balance Sheet Date) (with each governmental agency counted as a separate and distinct customer) and the 10 largest suppliers of the Company as of the date hereof (as measured by aggregate cost of items or services purchased for the twelve-month period ended on the Balance Sheet Date) and specifies the percentage of the Company’s revenues or purchased goods and services, accounted for by each such customer or supplier during such period.
               (b) Except as set forth in Section 3.12(b) of the Disclosure Schedule, none of the Company or Seller (a) has been notified (x) of any dispute with any customer or supplier listed in Section 3.12(a) of the Disclosure Schedule or (y) by 10 or more customers or suppliers concerning any single issue or series of related issues that could reasonably be expected to have an adverse impact on the Company or (b) has been notified by any such customer or supplier that it intends or is threatening to terminate or otherwise adversely alter the terms of its business with Seller, any of its Subsidiaries or the Company, either as a result of the consummation of the transactions contemplated by this Agreement or otherwise.
          Section 3.13 Commercial Relationships with Governmental Entities. As of the date hereof, other than standard form non-exclusive licenses, the Company is not a party to a contract with any agency or department of any government (including any government-run or sponsored hospital).
          Section 3.14 Ethical Practices. Except as permitted under applicable Law, the Company has not offered or given anything of value to any official of a Governmental Entity, any political party or official thereof, or any candidate for political office (i) with the intent of inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company in obtaining or retaining business for, or with, or directing business to, any Person in contravention of any Law applicable to the Company, or (ii) constituting a bribe, kickback or illegal or improper payment to assist the Company in obtaining or retaining business for or with any Governmental Entity.
          Section 3.15 Product and Service Warranties. The Company (a) has not taken any action that has had or is reasonably likely to have, or failed to take any action the failure of which to take has had or would reasonably be expected to have, individually or in the aggregate, an adverse effect on (i) any express or implied manufacturer warranties of any products sold to it or (ii) any express or implied service warranties for any services provided by it and (b) does not provide a guaranty, warranty or other indemnity beyond the standard terms and conditions of sale set forth in Section 3.15 of the Disclosure Schedule, except (in the case of clause (b)) to the extent any warranties may be implied under applicable Law absent any express action by the Company.
          Section 3.16 Insurance. Section 3.16 of the Disclosure Schedule lists all insurance policies in effect as of the date hereof that provide coverage with respect to the business, or assets of the Company or the Business. No written notice of default, cancellation or termination has been received with respect to any such insurance policy, and to the Knowledge of Seller, no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default under any such insurance policy. There are no historical gaps in coverage with respect to any such policy, and no such limited of liability have been exhausted under any such policy.
          Section 3.17 Litigation; Other Proceedings. Except as set forth in Section 3.17 of the Disclosure Schedule, there is no Proceeding pending (or, to the Knowledge of Seller, threatened) (a) by, against or relating to the Company, the Business or any property or rights of the Company or the Business or (b) as of the date hereof, relating to this Agreement or any Related Document or any of the transactions contemplated hereby or thereby. Section 3.17 of the Disclosure Schedule sets forth a true, correct and complete list of all Proceedings resolved or settled from January 1, 2006 to the date hereof requiring payments by the Company in excess of $20,000. The Company is not subject to any outstanding order, writ, injunction or decree of any Governmental Entity (an “Order”). Each of the third, fourth and fifth items set forth in Section 3.17 of the Disclosure Schedule is currently covered by one or more of the insurance policies set forth in Section 3.16 of the Disclosure Schedule.
          Section 3.18 Environmental and Health and Safety Matters.
               (a) During the three years preceding the Closing Date, the Company has been and is in compliance with all applicable Environmental Laws.
               (b) During the three years preceding the Closing Date, the Company has maintained and has been and is in compliance with all approvals, authorizations, consents, licenses, waivers, variances, certificates or permits required for the Business pursuant to Environmental Laws and has timely filed all applications for their renewal.

               (c) There is no Proceeding pending (or, to the Knowledge of Seller, threatened) by, against or relating to the Company either (i) pursuant to Environmental Laws or (ii) arising from the Release or presence of or exposure to Hazardous Substances, whether on or off the property owned or operated by the Company.
               (d) There are no conditions or circumstances, including without limitation the Release or presence of or exposure to any Hazardous Substances, reasonably anticipated to result in liabilities or obligations to, or requirements for notification, investigation or remediation by, the Company pursuant to Environmental Laws.
               (e) To the Knowledge of Seller, no asbestos-containing materials, polychlorinated biphenyls, underground storage tank, or landfill, impoundment or other disposal area containing Hazardous Materials, is present at the property owned or operated by the Company.
               (f) All waste materials generated by the Company have been properly stored, transported, treated and disposed of in accordance with all applicable Environmental Laws.
               (g) Seller has provided to Purchaser all written environmental, health or safety assessments, audits, investigations, and sampling or similar reports directed to or obtained by the Company since January 1, 2005, including any documents relating to the Release or presence of or exposure to Hazardous Substances.
               (h) No Encumbrances pursuant to Environmental Laws have been or are imposed on the property owned or operated by the Company, and to the Knowledge of Seller, no such liens have been threatened.
               (i) For purposes of this Agreement:
                    (i) “Environmental Laws” means all Laws relating to: (i) protection, preservation or cleanup of the environment or natural resources; (ii) any Release or threatened Release, including, without limitation, control, investigation, study, assessment, testing, monitoring, containment, removal, remediation, cleanup or abatement of such Release or threatened Release; (iii) the management, manufacture, generation, formulation, processing, labeling, distribution, introduction into commerce, registration, use, treatment, handling, storage, disposal, transportation, re-use, recycling or reclamation of any Hazardous Substance, or (iv) health and safety.
                    (ii) “Hazardous Substances” means any substances, materials, wastes or agents that are designated as hazardous or toxic or subject to regulation or liability under Environmental Laws, including without limitation petroleum or any fraction thereof, asbestos, polychlorinated biphenyls, and mold.
                    (iii) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, of any Hazardous Substances at, in, on, into or onto the environment, including, without limitation, the migration of any Hazardous Substances through or in the environment.
          Section 3.19 Compliance with Laws.
               (a) Each of the Business and the Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders (“Permits”) of any Governmental Entity that is necessary for it to carry on its business as it is now being conducted and is in compliance with the terms and requirements of all such Permits and no suspension or cancellation of any of the foregoing is pending or to the Knowledge of Seller, threatened. Since January 1, 2006, none of the Company or the Business (i) has been in violation of any applicable Law or (ii) has received written notice of any violation or alleged violation of any Law, except violations or alleged violations that have been resolved prior to the date hereof without any continuing obligation or liability of the Company.
               (b) Without limiting the generality of the foregoing, the manufacture, sale, marketing, and distribution of the Business Products are and have been in compliance, with all applicable Laws, including those related to use of radio frequency spectrums, customary manufacturing practices, labeling, advertising, record keeping, reporting of adverse events and filing of reports with applicable Governmental Entities. None of the Business Products have been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise) since January 1, 2005. No Proceedings (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of the Business Products or pre-market approvals or marketing authorizations relating to the Business Products are pending or, to the Knowledge of Seller, are threatened, against Seller or the Company, at any time since January 1, 2005.
No representation or warranty is made under this Section 3.19 with respect to compliance with Environmental Laws, which is covered by Section 3.18.
          Section 3.20 Employee Benefit Plans. (a) Section 3.20(a) of the Disclosure Schedule contains a true and complete list of all Plans as of the date hereof. The Company has made available to Purchaser a true and complete copy of (i) each written Plan and all amendments thereto and each agreement creating or modifying any related trust or other funding vehicle, (ii) a written description of the material terms of each unwritten Plan; (iii) the most recent annual report with respect to each Plan (if any such report was required by applicable Law); (iv) the most recent summary plan description (or similar document) for each Plan; (v) the most recent determination letter received from the IRS with respect to each Plan, if applicable; (vi) the most recent available financial or actuarial report for each Plan, if applicable; and (vii) all material correspondence with any Governmental Entity regarding any Plan.
               (b) No Plan is a “multi-employer pension plan,” as defined in Section 3(37) of ERISA or under the provisions of any other applicable Law nor is any Plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code. No liability under Title I or IV or Section 302 of ERISA, the penalty, excise tax or joint and several liability provisions of the Code or under any Law or regulation relating to the plans has been incurred by the Company or any

ERISA Affiliate. The PBGC has not instituted proceedings to terminate any Title IV Plan and no condition exists that presents a risk that such proceedings will be instituted.
               (c) No Plan is a “registered pension plan” as that term is defined in subsection 248(1) of the ITA.
               (d) None of the Plans provide, and the Company has no liability with respect to, any post-employment life or health insurance or other welfare benefits except as may be required by Section 4980B of the Code or other applicable Law.
               (e) Each Plan has been, to the extent applicable, established, registered, qualified, funded, invested, operated and administered in accordance with, and is in good standing under, its terms and applicable Law, including ERISA, the Code, the applicable Canada Pension Standards legislation and the ITA. To the Knowledge of Seller, there are no investigations by any Governmental Entity, termination proceedings or other claims (except routine claims for benefits payable under the Plans) against or involving any Plan or asserting any rights to or claims for benefits under any Plan. All contributions or premiums required by Law or by the terms of the Plan have been timely made. There are no taxes, penalties or fees owing or eligible under any of the Plans. All liabilities of the Company (whether accrued, absolute, contingent or otherwise) related to all Plans have been fully and accurately disclosed in accordance with U.S. GAAP in the Financial Statements and will be fully and accurately disclosed in the Closing Date Balance Sheet and no changes have occurred to any Plan or are reasonably expected to occur which could adversely affect the actuarial report related to such Plan, if any, or the Financial Statements.
               (f) No Plan is intended to be “qualified” within the meaning of Section 401(a) of the Code.
               (g) Except as listed on Section 3.20(g) if the Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise) (i) result in any payment or benefit becoming due or payable or required to be provided, to any director, employee or independent contractor of the Company, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.
               (h) All data reasonably necessary to administer each Plan has been provided to Purchaser and is true and correct, to the Knowledge of Seller. The Company may unilaterally amend, vary, revise, revoke, or terminate, in whole or in part, each Plan and take contribution holidays under or withdraw surplus from each Plan, subject only to approvals required by applicable Law and the terms of the Plans. Subject to obtaining any approvals under applicable Law, the Company may merge any Plan with any other arrangement, plan or fund and may transfer without restriction, the assets from any Plan to any other arrangement, plan or fund. There have been no withdrawals, applications or transfers of assets from any Plan or the trusts or other funding medical relating thereto except in accordance with the terms of each Plan, applicable Law and all applicable agreements. None of the Company or, to the Knowledge of Seller, any of its agents or fiduciaries, has been in breach of any contractual or fiduciary obligation with respect to the administration of any Plan or the trusts or other funding media related thereto. No insurance policy or other contract or agreement affecting any Plan requires or permits a retroactive increase in premiums or payments due thereunder.
               (i) There exists no liability in connection with any former benefit plan relating to any employee or former employee of the Company or its beneficiaries that has terminated, and all procedures for termination of each such former benefit plan have been properly followed in accordance with the terms of such former benefit plans and applicable Law.
          Section 3.21 Tax Matters. (a) Each of the Company and each Company Predecessor has timely filed (or there have been filed on its behalf) with appropriate Governmental Entities all Tax Returns required to be filed by it on or prior to the date hereof, and such Tax Returns are correct in all material respects and all Taxes shown as due on such Tax Returns have been timely paid. No extension of time in which to file any such Tax Returns is currently in effect.
               (b) All Taxes of the Company and each Company Predecessor to the extent due and payable as of the date hereof have been timely paid except to the extent of amounts that are being contested in good faith appropriate proceedings or that are reserved for Tax liabilities in the Financial Statements.
               (c) There are no Encumbrances for Taxes upon any property or assets of the Company, except for Encumbrances for Taxes not yet due.
               (d) Except as set forth in Section 3.21(d) of the Disclosure Schedule, no federal, state, provincial, local or foreign audits, examinations, investigations, reassessments, or other administrative proceedings (such audits, examinations, investigations and other administrative proceedings referred to collectively as “Audits”) or court proceedings are presently pending or, to the Knowledge of Seller, being initiated or considered with regard to any Taxes or Tax Returns filed by or on behalf of the Company or a Company Predecessor, and there are no outstanding issues which have been raised and communicated to Seller or the Company by any Governmental Entity for any fiscal period in respect of which a Tax Return of the Company has been audited. Since April 1, 2005, no Governmental Entity has challenged or disputed a filing position taken by the Company or a Company Predecessor in any Tax Return. Neither Seller nor the Company is aware of any contingent liabilities for Taxes or any grounds for an assessment or reassessment of the Company, including unreported benefits conferred on any stockholder of the Company. Neither Seller nor the Company has received any indication from any Governmental Entity that an assessment or reassessment of the Company is proposed in respect of any Taxes, regardless of its merits.
               (e) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company.

               (f) There is no obligation of the Company to contribute to the payment of any Tax or any portion of a Tax (or any amount calculated with reference to any portion of a Tax) of any Person other than the Company, including as transferee or successor, by Contract or otherwise.
               (g) No claim has been made in writing by any authority in a jurisdiction where the Company does not file Tax Returns that the Company or a Company Predecessor is or may be subject to taxation by that jurisdiction.
               (h) The Company has not constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code since January 1, 2006.
               (i) Prior to the date hereof, the Company has made available to Purchaser complete and accurate copies of all Tax Returns filed by the Company on or prior to the date hereof for all tax periods beginning on or after January 1, 2005.
               (j) Prior to the date hereof, the Company has made available to Purchaser complete and accurate copies of all audit reports, letter rulings, technical advice memoranda and similar documents received from any Governmental Entity since December 31, 2004 relating to the U.S. and Canadian federal, state, provincial, or local Taxes due from or with respect to the Company or a Company Predecessor.
               (k) Neither the Company nor any Company Predecessor has “participated” in a “listed transaction”, nor to the Knowledge of Seller, in “reportable transactions” (as those terms are defined in Treasury Regulation Section 1.6011-4(b)).
               (l) The Company has maintained and continues to maintain at its place of business in Canada all books and records required to be maintained under the ITA and any other applicable Law and any comparable Law of any province or territory in Canada, including Laws relating to sales and use taxes.
               (m) The Shares are not “taxable Québec property” for purposes of the Taxation Act (Québec).
               (n) Neither the Company nor any Company Predecessor has participated, directly or through a partnership, in a transaction or series of transactions contemplated in subsection 247(2) of the ITA or any comparable Law of any province or territory in Canada.
               (o) None of the Company, any Company Predecessor or the Business is party to or bound by any tax sharing agreement, tax indemnity obligation in favor of any Person or similar agreement in favor of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity). Without limiting the generality of the foregoing, the Company has not entered into an agreement contemplated in section 80.04, section 191.3 or subsection 18(2.3), 127(13), 127(20) or 125(3) of the ITA or any comparable Law of any province or territory of Canada.

               (p) The Company has not claimed any reserves for purposes of the ITA (or for purposes of any analogous or comparable provincial, territorial or similar statute) for the most recent Tax year ending prior to the date hereof.
               (q) No circumstances exist which could result in the application to the Company of sections 78, 80 to 80.04 or 160 of the ITA or any analogous provision of any comparable Law of any province or territory of Canada.
               (r) All Canadian federal and provincial research and development investment tax credits claimed (and refunds received) by the Company or a Company Predecessor were claimed (and refunds received) by virtue of the Company or a Company Predecessor operating its business and all such tax credits were claimed (and refunds received) in accordance with the relevant rules and conditions under the ITA and applicable Canadian provincial or territorial legislation.
          Section 3.22 Intellectual Property.
               (a) Section 3.22(a) of the Disclosure Schedule contains an accurate and complete list of the following Owned Intellectual Property as of the date hereof: (i) Patents; (ii) applications and registrations for Trademarks and all material unregistered Trademarks; (iii) Internet domain names; and (iv) applications and registrations for Copyrights and all material unregistered Copyrights, in each case listing, as applicable, (A) the title of the application or registration, (B) the name of the current owner, (C) the jurisdiction where the application/registration is located, (D) the application or registration number, and (E) the status of the application or registration, including deadlines for any renewals or other required filings required to be made in the next six-months after the date of this Agreement.
               (b) Except as set forth in Section 3.22(b) of the Disclosure Schedule, the Intellectual Property held under Licenses, together with the Owned Intellectual Property (collectively, the “Company Intellectual Property”), constitutes all of the Intellectual Property used or held for use in the conduct and operation of the Business of the Company as currently conducted and contemplated by Seller to be conducted, or necessary for the conduct and operation of the Business of the Company as currently conducted. Immediately following the Closing Date, no Intellectual Property relating to the Business will be owned by Seller.
               (c) The Company is the sole and exclusive owner of all right, title and interest in or has the valid right to use, the Company Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances) and the Company shall have such rights immediately after the Closing Date. The Company has not granted to any third party, by License or otherwise, any material right or interest in such Intellectual Property, other than non-exclusive licenses to customers of the Business Products that are software related, in the ordinary course of business consistent with past practice.
               (d) The conduct and operation of the Business as currently conducted and contemplated by Seller to be conducted, including the use of the Company Intellectual Property therein, does not, to the Knowledge of Seller, infringe upon, misappropriate, violate or conflict in any way with any rights (including rights in Intellectual Property) held by any Person. The Company’s past or present devices and the Company’s past and current methods do not infringe any valid claim of U.S. Patent Nos. 7,274,294 and 7,365,645. The past and current configurations of the RoamAlert tags do not transmit a VLF signal (3 to 30 kHz). The battery status of a tag that is displayed by the past and current RoamAlert Pocket Tag Readers is not related to a time of installation or manufacture of the battery. The power level of the signal output of past and current RoamAlert Pocket Tag Readers is not adjustable. RoamAlert tags, according to the current configuration, that transmit a battery level (or status) either continuously or when the battery level is low (or becoming low) to a RoamAlert Pocket Tag Reader were on sale in the U.S. before January 25, 2004. RoamAlert Pocket Tag Readers that receive a battery level (or status) from a tag and display an indication of the battery status, according to the current configuration, were on sale in the U.S. before January 25, 2004. RoamAlert tags that store and transmit warranty dates, but do not determine tag battery status based on the warranty dates (i.e., tag battery status is based on battery voltage), were on sale in the U.S. before January 25, 2004. RoamAlert Pocket Tag Readers that display warranty dates, but do not determine tag battery status based on the warranty dates (i.e., tag battery status is based on battery voltage), were on sale in the U.S. before January 25, 2004. Past and current configurations of the RoamAlert Pocket Tag Readers are not essential to the operation of the past and current configurations of the RoamAlert system. The Company has not received any written demand, written claim or written notice with respect to the Company Intellectual Property which alleges that the Company infringes upon, misappropriates, violates or conflicts with the Intellectual Property rights of any Person or which challenges the ownership, validity or enforceability of any Company Intellectual Property. There is no pending or, to the Knowledge of Seller, threatened written assertion or written claim that the use or exploitation of any Company Intellectual Property by the Company or the conduct of the business of the Company or of the Business infringes upon, misappropriates, violates or conflicts with the rights of any Person. None of the Company Intellectual Property is subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s use thereof or rights thereto. The Company is not party to any Proceeding which involves a claim of infringement or misappropriation of any Intellectual Property of any third party or of any Company Intellectual Property.
               (e) Except as set forth in Section 3.22(e) of the Disclosure Schedule, to the Knowledge of Seller, (i) there are no unauthorized uses, disclosures, infringements or misappropriations of any Company Intellectual Property by any third party and (ii) there is not any fact or matter which would or may create any such unauthorized use, disclosure, infringement or misappropriation.
               (f) The Company has taken all commercially reasonable and appropriate steps to protect and preserve the rights in, and have complied with and are in compliance with all Laws (including marking requirements and payment of all applicable fees) with respect to, any Owned Intellectual Property that is issued, granted or registered by or with a Governmental Entity or for which an application therefor has been filed with any Governmental Entity, and all registrations for Owned Intellectual Property are valid, subsisting and enforceable and currently in good standing.

               (g) The Company has taken commercially reasonable steps to protect and preserve the rights in all unregistered Intellectual Property. All current and former employees, consultants and contractors of the Company who contribute or have contributed to the creation or development of any of the Company Intellectual Property have executed written instruments with the Company that assign all rights, title and interest in and to any such contributions that the Company does not already own by operation of law. Except as set forth in Section 3.22(g) of the Disclosure Schedule, no current employee, officer, director, stockholder, consultant or independent contractor, or to the Knowledge of Seller, no former employee, officer, director, stockholder, consultant or independent contractor, has any right, claim or interest in or with respect to any Owned Intellectual Property.
               (h) The Company is the licensee under the license agreements set forth in Section 3.22(h) of the Disclosure Schedule, which are all of the Licenses, except for (i) any IT Contracts (which are addressed in Section 3.23) and (ii) any license implied by the sale of a product, and there are no outstanding or, to the Knowledge of Seller, threatened disputes with respect to the Licenses. The Company has not granted a license to any Person to use any Intellectual Property other than non-exclusive licenses of Intellectual Property granted by the Company to customers in the ordinary course of business consistent with past practice.
               (i) No License or any grant of exclusivity contained therein may be unilaterally terminated or materially altered by any third party which is a party to such License as a result of the consummation of the transactions provided for herein. The Company is in compliance and is not in default under any License and, to the Knowledge of Seller, third parties to any such License are in compliance and not in default under any License.
               (j) Neither this Agreement nor the transaction contemplated hereunder will result in: (i) the Company or Purchaser granting to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, the Company or Purchaser, or (ii) the Company or Purchaser being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses or of the Business.
               (k) The Company’s collection, storage, use and dissemination of information and data, whether proprietary or not, relating to customers, clients and patients of customers or end-users (“Customer Information”) and any personally identifiable information are and have been in compliance with all applicable Laws relating to privacy, data security and data protection, and all applicable privacy policies and terms of use or other contractual obligations. All use, exploitation and disclosure in connection with the Business of Customer Information or Trade Secrets owned by a third party has been pursuant to the terms of a license agreement or another written agreement with such third party, or is otherwise lawful. The Company has reasonable security and data protections in place, consistent with general industry practices, with respect to third-party Trade Secrets or Customer Information, and any personally identifiable information, and there has been no material breach thereof or loss of data.
          Section 3.23 Information Technology. (a) Section 3.23(a) of the Disclosure Schedule contains an accurate and complete list, as of the date of this Agreement, of all IT Systems and each Contract to which the Company is a party relating to any such IT Systems pursuant to which the aggregate payments paid or payable by the Company with respect to such Contract exceeds $100,000 (each such Contract, an “IT Contract”). For purposes of this Agreement, “IT Systems” means electronic data processing, information, recordkeeping, communications, telecommunications, networking, account management, inventory management and other such applications, Computer Software, hardware, equipment and services (including all applications and software installed on all hardware and equipment), and all documentation related to the foregoing.
               (b) No Computer Software owned by the Company and, to the Knowledge of Seller, no other Computer Software included in Company Intellectual Property, incorporates, is comprised of or distributed with Computer Software subject to the provisions of any “open source” or third party license agreement that (i) requires the distribution of source code in connection with the distribution of such software in object code form; (ii) materially limits the Company’s freedom to seek full compensation in connection with marketing, licensing and distributing such software; or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of law.
               (c) Each of the IT Systems: (i) is supported by a written Contract providing for appropriate maintenance and support and (ii) is subject to full and unrestricted access and use by the Company (and no third party agreement or consent is required to enable such access and use by the Company to continue after the Closing), (iii) is adequate in all material respects for their intended use and for the operation of the Business as currently conducted and contemplated to be conducted, and are in good working condition (normal wear and tear excepted), (iv) has not been subject to any material malfunction with respect to any such IT Systems that has not been remedied or replaced, (v) has not, to the Knowledge of Seller, been infected with any computer code or any other mechanisms which may: (A) disrupt, disable, erase or harm in any way such IT System’s operation, or cause such IT System to damage or corrupt any data, hardware, storage media, programs, equipment or communications, or (B) permit any third party to access such IT System without authorization, and (vi) has disaster recovery plans in place that are appropriate, in accordance with good industry practice, to minimize the disruption of business in the event of failure of the IT Systems, however arising.
          Section 3.24 Labor Matters.
               (a) Section 3.24(a) of the Disclosure Schedule lists as of the date hereof (i) all the employees and (ii) the Persons who are receiving remuneration for work or services provided to the Company who are not employees as of the date of this Agreement, and for each, the position, status, length of service, location of employment, and compensation of each employee and the terms on which each other Person who is providing work or services to the Company is engaged. As of the date of this Agreement, no employee of the Company is on long-term disability leave, extended absence or receiving benefits pursuant to the Workplace Safety and Insurance Act, 1999 (Ontario). The employment of all of the employees is terminable on such notice as is required by Law, including common law notice, or pursuant to the terms of a written agreement of employment.

               (b) There is no labor strike, dispute, slowdown, stoppage or lockout actually pending, or to the Knowledge of Seller, threatened against the Company.
               (c) No employee of the Company is represented by a labor union or labor organization. None of the Company or the Business is a party to or bound by any collective bargaining agreement, labor contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication with any labor organization, labor union, trade union or employee organization and there are no pending, or to the Knowledge of Seller, threatened representation campaigns, elections or proceedings concerning union representation involving any employee of the Company.
               (d) No labor union has been certified by the National Labor Relations Board as bargaining agent for any of the employees of the Company.
               (e) There is no unfair labor practice charge or complaint against the Company pending or to the Knowledge of Seller threatened before the National Labor Relations Board. The Company is in compliance with all applicable local, state, federal and foreign Laws relating to labor and employment, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, family and medical leave, and employee terminations. Except as set forth in Section 3.24(e) of the Disclosure Schedule, there are no complaints, lawsuits, arbitrations, administrative proceedings, or other proceedings pending or, to the Knowledge of Seller, threatened against the Company brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. The Company is in compliance with the Workplace Safety and Insurance Act, 1997 (Ontario) and is not subject to any penalty assessments thereunder based upon a determination by the Workplace Safety and Insurance Board.
               (f) There are no outstanding orders made under the Occupational Health and Safety Act (Ontario) relating to the Company or the Business. The Company is operating in compliance with all occupational health and safety laws, including the Workplace Hazardous Materials Information System (WHMIS), in connection with the Business. There are no pending, or to the Knowledge of Seller, threatened charges against the Company under occupational health and safety laws relating to the Business. There have been no fatal or critical accidents which have occurred in the course of the operation of the Business which have resulted in or that are reasonably likely to result in charges under the Occupational Health and Safety Act (Ontario). The Company has complied in all respects with any orders issued under occupational health and safety laws.
               (g) Since the enactment of the WARN Act, the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the

Company, and there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company. Within the last six months, the Company has not incurred any liability or obligation which remains unsatisfied under the WARN Act or any other applicable Laws regarding the termination or layoff of employees.
               (h) Except as set forth on Section 3.24(h) of the Disclosure Schedule, none of the employees or independent contractors engaged by the Company in the year immediately prior to the date hereof has indicated to the Company that he, she or it intends to resign, retire or terminate his, her or its engagement with the Company as a result of the transactions contemplated by this Agreement or otherwise. To the Knowledge of Seller, none of the employees of the Company is in violation of any non-competition, non-solicitation, non-disclosure or any similar agreement with any third party.
          Section 3.25 Brokers or Finders. Other than Merriman Curhan Ford & Co., whose fees and expenses will be paid by Seller, no agent, broker, investment banker, financial advisor or other firm is or will be entitled to any brokers’ or finder’s fee or other commission or similar fee in connection with the transactions contemplated by this Agreement except for any agent, broker, investment banker, financial advisor or other firm or Person engaged by Purchaser.
          Section 3.26 Affiliate Transactions.
               (a) None of (i) Seller or Parent, (ii) any Affiliate of the Company, Seller or Parent (other than the Company) or (iii) any director or officer of (x) the Company, Seller or Parent or (y) any Affiliate of the Company, Seller or Parent (each of the foregoing, a “Related Party”) has any interest in any Contract with, or relating to, the Business, the Company or any of the properties, assets or rights of the Company or the Business, except for those listed in Section 3.26(a) of the Disclosure Schedule and for normal compensation for services as an officer, director or employee of the Company.
               (b) Section 3.26(b) of the Disclosure Schedule lists all current and non-current payment obligations to the Company as to which the obligor is a Related Party (other than de minimis advances in the ordinary course of business consistent with past practice to employees who are neither officers nor directors of the Company, Parent or Seller or any of their respective Affiliates). Without limiting the generality of the foregoing, no Related Party has any obligation under any outstanding guarantee, letter of comfort, letter of assurance, keepwell, letter of credit, performance bond, assurance bond, surety agreement, indemnity agreement or any other form of assurance or guaranty (a “Credit Support Obligation”) in connection with the Business or the Company.
               (c) Section 3.26(c) of the Disclosure Schedule lists all current and non-current payment obligations of the Company to any Related Party (other than (x) amounts owing to employees that arise under the terms of their employment and related ordinary course benefit plans of the Company that are listed in the Disclosure Schedule and (y) ordinary course expense reimbursements to employees and directors of the Company relating to the performance of their duties for the Company). Without limiting the generality of the foregoing, the Company has no Credit Support Obligation in connection with any Related Parties or any of their respective businesses (other than the Business).
          Section 3.27 Information Supplied. The Proxy Statement will not, on the date it is first mailed to stockholders of Seller and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form with the applicable requirements of the Exchange Act. The representations and warranties contained in this Section 3.27 will not apply to statements or omissions included in the Proxy Statement based upon information furnished in writing to Seller by Purchaser specifically for use therein.
          Section 3.28 Separation; Excluded Liabilities.
               (a) The Business and the Company have at all times been operated separately from other businesses conducted by Seller. The Company and its predecessors have not, at any time, engaged in, managed, supervised, represented, held itself out to third parties or the public as conducting, or operated in any way the Implantable Chip Business.
          (b) Section 3.28(b) of the Disclosure Schedule sets forth a list and detailed description of each Excluded Liability for which the Company, as of the date hereof, has any liability of any kind or nature, whether primary, successor or secondary, and whether or not accrued, contingent or required to be recorded under U.S. GAAP. By the Closing Date, Seller shall have taken all necessary actions, including by transferring liabilities and obtaining releases, to cause all Excluded Liabilities to have ceased to be liabilities (of any kind or nature, whether primary, successor or secondary, and whether or not accrued, contingent or required to be recorded under U.S. GAAP) of the Company.
          Section 3.29 Solvency. Seller is (and, as of the Closing Date, immediately after giving effect to all of the transactions contemplated by this Agreement, including, without limitation, the payment of all related fees and expenses, will be) Solvent. For purposes of this Agreement, the term “Solvent” means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of Seller and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (i) the value of all liabilities of Seller and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such terms are generally determined in accordance with the applicable federal Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of Seller and its Subsidiaries, taken as a whole, on its existing debts and obligations (including contingent liabilities) as such debts and obligations mature; (b) Seller will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Seller following such date; and (c) Seller will be able to pay its liabilities, including contingent and other liabilities, as they mature.
          Section 3.30 Opinion of Financial Advisor. The financial advisor of Seller, Merriman Curhan Ford & Co., has delivered to Seller an opinion dated the date of this

Agreement to the effect that, as of such date, the Purchase Price is fair to Seller from a financial point of view.
          Section 3.31 Private Issuer. The Company is a “private issuer” within the meaning of National Instrument 45-106 Prospectus and Registration Exemptions adopted by the Canadian Securities Administrators.
          Section 3.32 Investment Canada Act. The Company (a) is not engaged in the production of uranium and does not own an interest in a producing uranium property in Canada, (b) does not provide any “financial service”, as defined under Part IV of the Investment Canada Act (Canada), (c) does not provide any “transportation service”, as defined in the Investment Canada Regulations (SOR/85-611), and (d) is not a “cultural business”, as defined under Part IV of the Investment Canada Act (Canada).
          Section 3.33 Competition Act. For the purposes of Section 110 of the Competition Act, the aggregate value of the assets in Canada and the gross revenues generated from sales in/or from Canada, of the Company and its Subsidiaries (within the meaning of the Competition Act) is not greater than Cdn$50 million and Cdn$50 million per annum, respectively, in accordance with the Notifiable Transactions Regulations (SOR/87-348).
          Section 3.34 Privacy Laws.
               (a) The Company has complied at all times in all material respects with all Privacy Laws in connection with the collection, use and disclosure of Personal Information by the Company; and all Personal Information has been collected, used and disclosed with the consent of each individual to whom such Personal Information relates and has been used only for the purposes for which it was initially collected.
               (b) The Company has had in place since March 31, 2005 a privacy policy governing the collection, use and disclosure of Personal Information by the Company and has collected, used and disclosed Personal Information in accordance with such policy.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
          Subject to Section 10.1(b), Purchaser represents and warrants to Seller that:
          Section 4.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Connecticut, (b) has all requisite corporate or other legal entity power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns and (c) is duly qualified or licensed to do business in every jurisdiction in which such qualification is required.
          Section 4.2 Authorization; Validity of Agreement. Purchaser has the requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the Closing. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Closing have been duly authorized by the

Board of Directors of Purchaser, and no other corporate action on the part of Purchaser is necessary to authorize the execution, delivery and performance by Purchaser of this Agreement or the consummation by Purchaser of the Closing. This Agreement has been duly executed and delivered by Purchaser, and, assuming due and valid authorization, execution and delivery hereof by Seller, is a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar Law, now or hereafter in effect, relating to or limiting creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
     Section 4.3 Consents and Approvals; No Violations. Except for filings required under, and other applicable requirements of, the Exchange Act and the rules and regulations promulgated thereunder, and the NASDAQ rules, and except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, state securities or blue sky laws, the HSR Act and the Investment Canada Act, none of the execution, delivery or performance of this Agreement by Purchaser or the consummation by Purchaser of the Closing will (a) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws or similar organizational document of Purchaser, (b) require any filing with or notice to, or permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) or any adverse modification of any terms or rights under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties, assets or rights may be bound or (d) violate any Law applicable to Purchaser, any of its Subsidiaries or any of their respective properties or assets.
     Section 4.4 Litigation. As of the date hereof, there is no Proceeding pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its Affiliates relating to Seller, the Company, this Agreement or any Related Document or any of the transactions contemplated hereby or thereby.
     Section 4.5 Brokers or Finders. Neither Purchaser nor any of its Subsidiaries or its Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.
     Section 4.6 Financing. Purchaser has sufficient funds to enable it to consummate the transactions contemplated by this Agreement.
     Section 4.7 Accredited Investor. Purchaser is an “accredited investor” within the meaning of the National Investment 45-106 Prospectus and Registration Exemptions adopted by the Canadian Securities Administrators.

     Section 4.8 No Other Representations and Warranties. Purchaser acknowledges and agrees that Seller makes no representations or warranties other than as set forth in this Agreement, the Related Documents to which it is or will be a party, and any certificates or documents delivered pursuant to a requirement of hereto or thereto; provided that nothing herein or therein shall limit or prejudice any claim or action by Purchaser for fraud.
ARTICLE V
COVENANTS OF SELLER AND PURCHASER
     Section 5.1 Interim Operations of the Company. Except as expressly contemplated by this Agreement, during the period from the date of this Agreement to the Closing, Seller will cause the Company to conduct its operations according to its ordinary course of business consistent with past practice, and Seller will use and will cause the Company to use its commercially reasonable efforts to preserve intact its business organization, to keep available the services of its current officers and employees and to preserve the goodwill of and maintain satisfactory relationships with those Persons having business relationships with the Company or the Business. Without limiting the generality of the foregoing and except as otherwise expressly provided in this Agreement, Section 5.1 of the Disclosure Schedule or (after prior notice to Purchaser) required by Law, during the period from the date of this Agreement to the Closing, Seller will cause the Company not to and, solely to the extent relating to the Business, the Company, this Agreement, any Related Document or the transactions contemplated hereby or thereby, Seller shall not:
          (a) (i) amend its articles of amalgamation or by-laws or similar organizational documents or (ii) (A) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock, (B) declare, set aside or pay any non-cash dividend or any other distribution payable in stock or property (other than cash and cash equivalents) with respect to any shares of any class or series of its capital stock, (C) split, combine or reclassify any shares of any class or series of its stock or (D) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares;
          (b) [Intentionally omitted];
          (c) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other corporate reorganization of the Company;
          (d) change in any material respect any of the accounting methods used by it unless required by a change in applicable U.S. GAAP or Canadian reporting requirements;
          (e) (i) adopt or change any accounting method relating to Taxes, (ii) make, change or revoke any material election relating to Taxes, or (iii) enter into any closing agreement relating to Taxes, settle any material claim or assessment relating to Taxes or consent to any material claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;
          (f) make or become legally committed to any new capital lease or any other new capital expenditure in excess of $25,000 individually or $50,000 in the aggregate, except for expenditures included in the consolidated capital expenditure budget of the Company set forth in Section 5.1(f) of the Disclosure Schedule, or fail to make any capital expenditure contemplated by Section 5.1(f) of the Disclosure Schedule;
          (g) sell, lease, license, subject to any Encumbrance (other than Permitted Encumbrances) or otherwise dispose of any assets (including Company Intellectual Property) other than (i) the sale of assets having a market value not in excess of $25,000 individually or $50,000 in the aggregate and not otherwise material to the business of the Company or the Business, and (ii) the sale of inventory or excess or obsolete equipment, or settlement of accounts receivable, in each case in the ordinary course of business consistent with past practice;
          (h) acquire or offer to acquire any corporation, partnership, limited liability company, other business organization or division thereof or any assets, in each case involving payments or receipt of consideration in excess of $25,000 individually or $50,000 in the aggregate (other than acquisitions from suppliers in the ordinary course of business consistent with past practice);
          (i) make any loans or advances to any Person other than loans to employees (who are not officers or directors) in the ordinary course of business consistent with past practice;
          (j) settle or compromise any Proceeding if such settlement or compromise (i) involves aggregate payments by (or forgiveness of amounts payable to) the Company after the Closing in excess of $100,000 in respect of any such Proceedings or in excess of $250,000 in respect of all such Proceedings, (ii) involves any relief other than money damages or (iii) relates to this Agreement, any Related Document, or any of the transactions contemplated hereby or thereby;
          (k) cancel, compromise, fail to exercise, waive or release any right or claim, or series of related rights or claims, that have a value that would reasonably be expected to exceed $250,000 in the aggregate;
          (l) create, incur, assume, guarantee or amend the terms of any Indebtedness, except for Indebtedness incurred pursuant to existing credit facilities in the ordinary course of business consistent with past practice;
          (m) to the extent that such transaction would be required to be disclosed under Section 3.26 (Affiliate Transactions) if such transaction were entered into immediately prior to the date hereof, enter into any transaction with or for the benefit of any Related Party other than the transactions contemplated by this Agreement;

          (n) except in the ordinary course of business consistent with past practice, enter into, assume or amend in any material respect, terminate, or waive or assign any material rights under, any Material Contract or other Contract or commitment that would be a Material Contract if entered into prior to the date hereof;
          (o) fail to maintain insurance upon all its material assets and properties in such amounts and of such kinds comparable to that in effect since January 1, 2007;
          (p) fail to continue its advertising and promotional activities, and pricing and purchasing policies in the aggregate in accordance with the ordinary course of business consistent with past practice;
          (q) change in any material respect its policies or practices regarding its accounts receivable or accounts payable or fail to manage its working capital in accordance with past practice;
          (r) fail to make any applications for renewal as and when required for any Permits necessary for the conduct of its business or the operation of its facilities or the Business;
          (s) (i) make or commit to make any change in the compensation (including bonuses) payable or to become payable to any director, manager, officer or other employee of the Company (other than normal recurring salary and wage increases in the ordinary course of business consistent with past practice or pursuant to plans, programs or agreements existing on the date hereof and disclosed in the Disclosure Schedule) or (ii) enter into, or adopt or amend, any bonus, incentive, deferred compensation, insurance, medical, hospital, disability or severance plan, agreement or arrangement or enter into, adopt or materially amend any employee benefit plan or employment, consulting or management agreement, other than any such amendment to an employee benefit plan that is made to maintain the qualified status of such plan or its continued compliance with applicable Law;
          (t) (i) adopt, amend or terminate any Plan or adopt or enter into any plan or arrangement that would be considered a Plan if it were in existence on the date hereof or increase the benefits provided under any Plan, or promise or commit to undertake any of the foregoing in the future or (ii) enter into, amend or extend any collective bargaining or other labor agreement;
          (u) (i) hire any individual as a director, manager, officer or other employee of the Company without Purchaser’s prior written consent (not to be unreasonably withheld or delayed) except in the ordinary course of business consistent with past practice or (ii) terminate any employee without Purchaser’s prior written consent (not to be unreasonably withheld or delayed), unless such employee’s employment is terminated prior to the Closing Date for cause (as determined by Seller in its reasonable discretion) or due to such employee’s death, disability or voluntary resignation, or, except as otherwise provide by applicable Law;

          (v) take, or agree to or commit to take, any action that would cause, or fail to take any action that would prevent, the failure of (i) any of the representations and warranties in Article III to be true and correct as if made and restated during the period after the date hereof through and including the Closing Date or (ii) any of the conditions to the Closing set forth in Article VI to be satisfied; or
          (w) enter into any agreement, contract, commitment or arrangement to do any of the foregoing.
     Seller shall not take any action that would cause, or fail to take any action that would prevent, during the period from the date hereof to the Closing (a) an adverse effect on (i) the ability of Seller to perform its obligations hereunder or to consummate the transactions contemplated hereby without delay or (ii) the ability of Parent or the Voting Stockholder to perform their respective obligations under the Guarantee or the Voting Agreements, (b) the result that the Voting Agreements would be applicable to less than a majority of the Seller Shares, or that except as set forth in the Voting Agreements, Purchaser would be unable unilaterally to cause the Stockholder Approval to occur by exercising the proxies set forth in the Voting Agreements and without any other Seller Shares having been voted or (c) the failure of (i) any of the representations and warranties in Article III to be true and correct as though made on and as of the Closing Date (or representations and warranties that by their terms speak specifically as of the date of this Agreement or another date to be true and correct as of such date), or (ii) any of the conditions to the Closing set forth in Article VI to be satisfied.
     Section 5.2 Access. (a) Seller shall cause the Company prior to the Closing to (a) give Purchaser and its authorized representatives, upon reasonable advance notice and during regular business hours, reasonable access to all books, records, personnel, officers and other facilities and properties of the Business and the Company, (b) permit Purchaser to make such copies and inspections thereof, upon reasonable advance notice and during regular business hours, as Purchaser may reasonably request and (c) cause the officers of the Business and the Company to furnish Purchaser with such unaudited financial and operating data and other information with respect to the Business and the business and properties of the Company as is regularly prepared in the ordinary course that Purchaser may from time to time reasonably request and provide to Purchaser, whether or not requested, copies of all monthly and quarterly financial reports about the Business that are distributed to officers or directors of the Company or Seller; provided, however, that any such access shall be conducted at a reasonable time and not interfere with the normal operations of the business of Seller or the Company. No access or other provision of information shall limit any rights or remedies of Purchaser. Any information obtained by Purchaser pursuant to this Section 5.2 shall be subject to the terms and conditions of the Confidentiality Agreement.
     Section 5.3 Preparation of the Proxy Statement; Stockholders Meeting.
          (a) As soon as practicable following the date of this Agreement, Seller shall prepare the Proxy Statement, and within no more than 21 days after the date hereof and after consulting with Purchaser and giving Purchaser at least three Business Days to review and comment, Seller shall file the preliminary Proxy Statement with the SEC. Seller shall thereafter use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement and to cause the Proxy Statement to be mailed to the stockholders of Seller as promptly as practicable after the date of this Agreement. Seller shall promptly notify Purchaser upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, shall consult with Purchaser prior to responding to any such comments or request or filing any amendment or supplement to the Proxy Statement, and shall provide Purchaser with copies of all correspondence between Seller and its representatives, on the one hand, and the SEC and its staff, on the other hand relating to the Proxy Statement. If at any time prior to the Closing any information in the Proxy Statement should be discovered by Seller which should be set forth in an amendment or supplement to the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Seller shall promptly notify Purchaser and, to the extent required by Law, file with the SEC and mail to its stockholders an appropriate amendment or supplement describing such information.
          (b) Seller shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders Meeting”) for the purpose of obtaining Stockholder Approval. Subject to Section 5.4(c), Seller shall, through its Board of Directors, recommend to its stockholders approval of this Agreement and include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing, Seller’s obligations pursuant to the first sentence of this Section 5.3(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Seller of any Takeover Proposal or (ii) any Adverse Recommendation Change. Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to hold the Stockholders Meeting only if this Agreement is terminated in accordance with Section 7.1.
     Section 5.4 No Solicitation.
          (a) Seller shall, and shall cause its Subsidiaries and its and its Subsidiaries’ respective directors, officers and employees and each investment banker, financial advisor, attorney, accountant and each other advisor, agent or representative retained by or acting at the direction of Seller or any of its Subsidiaries in connection with the transactions contemplated by this Agreement (collectively, “Representatives”) to, (i) cease any discussions or negotiations with any Person with respect to a Takeover Proposal or that would reasonably be expected to lead to a Takeover Proposal, (ii) request the prompt return or destruction of any confidential information or evaluation material relating to the Company or the Business previously provided or furnished to any such Person and (iii) not terminate, waive, amend, modify or fail to enforce any provision of any standstill undertaking relating to Seller or any of its Subsidiaries (including any standstill undertaking contained in any confidentiality agreement) or confidentiality agreement relating to the Company to which it or any of its Subsidiaries is a party. Seller shall not, and shall cause the Company and its and the Company’s Representatives not to, directly or indirectly (i) solicit, initiate, facilitate or knowingly encourage any Takeover Proposal or any inquiry that constitutes or would reasonably be likely to lead to a Takeover

Proposal or (ii) other than to inform such third party of the provisions of this Section 5.4, participate in any discussions or negotiations regarding any Takeover Proposal or any inquiry that constitutes or would reasonably be likely to lead to a Takeover Proposal, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any action to knowingly facilitate any proposal that constitutes or would reasonably be expected to lead to any Takeover Proposal, or requires Seller to abandon, terminate or fail to consummate the transactions contemplated by this Agreement or (iii) enter into any letter of intent, memorandum of understanding, merger agreement or other agreement or understanding (whether oral or written, binding or nonbinding) relating to, or that would reasonably be expected to lead to, any Takeover Proposal. Notwithstanding the foregoing, prior to Stockholder Approval, if the Board of Directors of Seller determines, after consultation with outside counsel, in good faith by resolution duly adopted that an unsolicited written Takeover Proposal received after the date hereof other than in breach of this Section 5.4 constitutes or is reasonably likely to lead to a Superior Proposal and that it is reasonably necessary to take such action to comply with its fiduciary duties to the stockholders of Seller under applicable Law, then Seller, after giving Purchaser prompt written notice of such determination (and in any event no later than 48 hours after such determination), may (A) furnish any information with respect to Seller and the Company to the Person (and its Representatives) making such Takeover Proposal pursuant to a confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement, provided, that all such information provided or furnished to such Person has been provided or furnished previously to Purchaser or is provided or furnished to Purchaser concurrently with it being provided or furnished to such Person and (B) participate in discussions and negotiations with such Person (and its Representatives) regarding a Takeover Proposal. Seller agrees that any violation of this Section 5.4(a) by any Representative of Seller or any of its Subsidiaries shall be deemed a breach of this Section 5.4(a) by Seller.
          (b) In the event Seller receives a Takeover Proposal or request for information or inquiry that relates to or would be reasonably likely to lead to a Takeover Proposal, Seller shall promptly (within 48 hours) provide Purchaser with a copy (if in writing) and summary of the material terms and conditions of such Takeover Proposal, request or inquiry and the identity of the Person (and its equity investors, if known by Seller) making such Takeover Proposal, request or inquiry, and shall keep Purchaser reasonably informed of the status of any financial or other material modifications to such Takeover Proposal, request or inquiry, including by conveying a copy of all such modifications that are in writing, promptly (within 48 hours) of any of Seller’s officers’, directors’ or financial advisors’ receipt thereof.
          (c) Except as expressly permitted by this Section 5.4(c), the Board of Directors of Seller or any committee thereof shall not and shall not publicly propose to (i)(A) withdraw or modify, in a manner adverse to Purchaser, the approval of this Agreement or the recommendation by such Board of Directors or committee that stockholders of Seller approve this Agreement (the “Board Recommendation”), (B) recommend to the stockholders of Seller, or approve or adopt, a Takeover Proposal or (C) in the event that any Takeover Proposal is publicly announced or any Person commences a tender offer or exchange offer for any outstanding shares of common stock of Seller, fail to issue a press release that reaffirms the Board Recommendation and, in the case of a tender offer or exchange offer, recommend against acceptance of such tender offer or exchange offer by Seller stockholders, in each case within 10 Business Days of such announcement or commencement (for the avoidance of doubt, the taking of no position by the Board of Directors of Seller in respect of the acceptance of any tender offer or exchange offer by its stockholders shall constitute a failure to recommend against any such offer) (any action, publicly proposed action or inaction described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) enter into, approve or authorize Seller or the Company to enter into any letter of intent, memorandum of understanding, or any merger, acquisition, option, joint venture, partnership or similar agreement (whether oral or written, binding or nonbinding) with respect to any Takeover Proposal (other than a confidentiality agreement, subject to the requirements set forth in Section 5.4(a)) (each, an “Acquisition Agreement”). Notwithstanding the foregoing, (x) the Board of Directors of Seller may, subject to compliance with this Section 5.4, withdraw or modify the Board Recommendation if such Board determines (after receiving the advice of its outside counsel) in good faith by resolution duly adopted that it is reasonably necessary to do so to comply with its fiduciary duties to the stockholders of Seller under applicable Law or (y) if the Board of Directors of Seller receives a Takeover Proposal that such Board determines, in good faith by resolution duly adopted, constitutes a Superior Proposal, Seller or the Company may, subject to compliance with this Section 5.4, enter into a definitive written Acquisition Agreement with respect to such Superior Proposal if such Board determines (after receiving the advice of its outside counsel) in good faith by resolution duly adopted that it is reasonably necessary to do so to comply with its fiduciary duties to the stockholders of Seller under applicable Law and concurrently with entering into such Acquisition Agreement terminates this Agreement pursuant to Section 7.1(d)(ii) and concurrently therewith pays the Initial Termination Fee pursuant to Section 7.3(a) or Termination Fee pursuant to Section 7.3(b), as applicable. If Seller desires to enter into such a Acquisition Agreement with respect to a Takeover Proposal or to make a Adverse Recommendation Change, it shall give Purchaser written notice (an “Adverse Recommendation Notice”) containing a description of the material terms of such Takeover Proposal or any other basis for an Adverse Recommendation Change, the most current version of any Acquisition Agreement relating to the Superior Proposal, if any, any other information required by Section 5.4(b) and, if applicable, advising Purchaser that the Board of Directors of Seller has determined that such Takeover Proposal is a Superior Proposal, that such Board has determined (after receiving the advice of its outside counsel) in good faith by resolution duly adopted that it is reasonably necessary to do so to comply with its fiduciary duties to the stockholders of Seller under applicable Law and that the Board intends to enter into a definitive written Acquisition Agreement with respect to such Superior Proposal. Seller may make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii) only (i) if at least five Business Days have passed since the date of the Adverse Recommendation Notice and (ii) if after taking into account any revised proposal that may be made by Purchaser since receipt of the Adverse Recommendation Notice, the Board of Directors of Seller shall have not changed its determination under clause (x) above or its determination that such Takeover Proposal is a Superior Proposal (it being understood that any amendment to the financial terms or other terms of such Superior Proposal shall require a new Adverse Recommendation Notice and a n ew five Business Day period).
          (d) For purposes of this Agreement:
          (i) “Takeover Proposal” means, other than a transaction between Seller and Purchaser, any proposal or offer, whether or not conditional, whether or not binding, and whether or not written, from any Person (other than Purchaser and its Subsidiaries) relating to any direct or indirect (A) acquisition of assets of Seller and the Company (including securities of the Company, but excluding sales of assets in the ordinary course of business consistent with past practice in compliance with this Agreement) equal to 20% or more of Seller’s consolidated assets or to which 20% or more of Seller’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding shares of common stock of Seller or of the Shares, voting power of Seller or the Company or any class of equity securities of Seller or the Company, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding shares of common stock of Seller or of the Shares or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Seller or the Company.
          (ii) “Superior Proposal” means a bona fide written proposal or offer to acquire, directly or indirectly, more than 50% of the equity securities of Seller or all or substantially all of the assets of Seller and the Company on a consolidated basis (including an acquisition of all of the Shares), made by a third party, and which is otherwise on terms and conditions which the Board of Directors of Seller determines in its good faith judgment and by resolution duly adopted (after consultation with outside counsel and its financial advisors and in light of all relevant circumstances that the Board of Directors deems relevant, including all the terms and conditions of such proposal and this Agreement and the timing and certainty of consummation) to be more favorable to Seller’s stockholders from a financial point of view than the terms set forth in this Agreement or the terms of any other proposal made by Purchaser after Purchaser’s receipt of an Adverse Recommendation Notice, and which the Board of Directors of Seller determines in good faith is reasonably capable of being consummated on the terms so proposed, taking into account any financing and approval requirements, timing of such consummation and all financial, regulatory, legal and other aspects of such proposal that the Board of Directors deems relevant.
          (e) Nothing in this Section 5.4 shall prohibit the Board of Directors of Seller from taking and disclosing to Seller’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if such Board determines, after consultation with outside counsel, that there is a reasonable likelihood that failure to so disclose such position would constitute a violation of applicable Law and it understood and agreed that, for purposes of this Agreement, any “stop, look and listen” communication by the Board of Directors to the stockholders of Seller pursuant to Rule 14d-9(f) of the Exchange Act or any similar communication to the stockholders shall not constitute an Adverse Recommendation Change; provided that, in no event will Seller, the Board of Directors of Seller or any committee thereof (A) recommend that the stockholders of Seller tender their shares in connection with any tender or exchange offer (or otherwise approve or recommend any Takeover Proposal) or (B) engage in an Adverse Recommendation Change, in each case other than in accordance with Section 5.4(c).
     Section 5.5 Certain Pre-Closing Actions.

          (a) [Intentionally Omitted].
          (b) On or prior to the Closing:
          (i) Seller shall cause all assets, properties and rights, which are listed (if any) in Section 3.10(a) of the Disclosure Schedule, to have been transferred to the Company, free and clear of Encumbrances, upon terms and conditions satisfactory to Purchaser.
          (ii) Seller shall cause the Company to transfer all Excluded Liabilities of the Company, including liabilities of any kind relating to the Toolhound Business, to a Person that is not the Company, without any liability or obligation (including, without limitation, any indemnification obligations) of the Company at or after the Closing in respect of such transfer or Excluded Liabilities.
     Section 5.6 Indebtedness. (a) With respect to each item under Clause (ii) of the definition of “Net Indebtedness” that would exist with respect to the Company as of the Closing or immediately thereafter (other than (x) Deferred Purchase Price obligations not yet due on or immediately after the Closing Date, (y) obligations described in Clause (F) or (G) of the definition of “Net Indebtedness” that would not otherwise be covered by clause (ii) of the definition of “Net Indebtedness” and are not yet due on or immediately after the Closing Date and (z) capital leases, Seller shall deliver, at least four Business Days prior to the Closing Date, executed payoff letters or final invoices, as applicable, from each lender, creditor, noteholder or other counterparty to whom such obligation is owing (whether or not then due and payable), including, without limitation, in respect of the Indebtedness owed pursuant to that certain secured term note in the principal amount of $8.0 million in favor of Valens Offshore SPV II, Corp., in each case (A) that sets forth the amount to be paid on the Closing Date, together with wire transfer instructions, (B) evidencing that the payment of such amount would result in the full repayment, satisfaction, release, and discharge of all current and future obligations of the Company (and, in the case of hedging, swap or similar agreements, the complete unwind and settlement of such arrangements) in respect of such item (except obligations for indemnification and reimbursement that expressly survive repayment in full) and of all current and future Encumbrances relating to such item and (C) contemplating the delivery of UCC-3 termination statements and mortgage releases that when filed or recorded, as the case may be, will be sufficient to release any and all Encumbrances relating to such item. Seller shall arrange for delivery of all such UCC-3 termination statements and mortgage releases, if any, at the Closing.
          (b) All actions taken by Seller and the Company in connection with Section 5.6(a) shall be in accordance with applicable Law and on terms and conditions reasonably acceptable to Purchaser.
     Section 5.7 Efforts and Actions to Cause Closing to Occur. (a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser and Seller shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable to consummate the Closing as promptly as practicable, including

(i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Entity, (ii) defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Closing, and (iii) causing to be lifted or rescinded any ruling, Order or other action of any Governmental Entity adversely affecting the ability of the parties to consummate the Closing, provided that, without Purchaser’s consent, Seller shall not enter into any settlement with holders or purported holders of any securities or rights to acquire securities of Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement unless such settlement does not have any adverse effect on the Business, Purchaser or on Seller’s ability to satisfy its Closing obligations under this Agreement. In addition, no party hereto shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to Closing.
          (b) If any party hereto or Affiliate thereof receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.
          (c) The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining the requisite approvals, consents or Orders of each applicable Governmental Entity, including, without limitation:
          (i) cooperating with each other in connection with filings under the Exchange Act and the rules and regulations promulgated thereunder and the NASDAQ rules;
          (ii) cooperating with each other in connection with any filings required under the HSR Act and any foreign investments Laws or any other antitrust Laws;
          (iii) furnishing to the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to the HSR Act, any foreign investment Laws or any other antitrust Laws, including without limitation the Investment Canada Act, in connection with the transactions contemplated by this Agreement;
          (iv) promptly notifying each other of any communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement;

          (v) not agreeing to participate in any meeting or discussion with any Governmental Entity in connection with proceedings under or relating to the HSR Act, any foreign investment Laws or any other antitrust Laws, unless it consults with the other party in advance, and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat; and
          (vi) consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act, any foreign investment Laws or any other antitrust Laws.
          (d) Prior to Closing, each party shall, and Seller shall cause the Company to, use commercially reasonable efforts to obtain from any third party that is not a Governmental Entity any consents, licenses, waivers, approvals or authorizations and send any notices, in each case, which are required to be obtained, made or sent in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement (the “Third-Party Consents”); provided that no material modification of any Contracts or entrance into new Contracts other than in the ordinary course of business consistent with past practice shall be made pursuant to this Section 5.7(d) without the prior written consent of Purchaser.
          (e) Notwithstanding the foregoing, this Section 5.7 shall not require Purchaser to, or to cause any of its Subsidiaries to, (i) provide any non-public information concerning its or its Subsidiaries’ operations to any other party hereto, (ii) make or agree to make any out-of-pocket payment other than application fees and other nominal payments or (iii) propose, negotiate, commit to and effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any assets or businesses of Purchaser or any of its Subsidiaries or to otherwise take or commit to take actions that limit Purchaser’s or its Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets or otherwise make concessions to any Governmental Entity relating to the conduct of the Business or any business of any of Purchaser or its Subsidiaries. Seller shall cause the Company and the Company Subsidiaries to not take any action described in clause (iii) without the consent of Purchaser.
          (f) Seller shall provide Purchaser with all data, certifications and information (including good faith projections) that Purchaser deems reasonably necessary for the firm referenced in Section 6.2(e) to be able to provide the opinion referenced therein (and Purchaser may, without liability hereunder or under the Confidentiality Agreement, provide such information to such firm). Purchaser shall use commercially reasonable efforts to obtain such opinion.

     Section 5.8 Tax Matters.
             (a) Apportionment of Taxes.
               (i) In order appropriately to apportion any Taxes relating to a period that includes the Closing Date, the parties hereto will to the extent permitted by applicable Law, treat and, if required, elect with the relevant taxing authority to treat, for all purposes the Closing Date as the last day of a taxable period of the Company (a “Short Period”), and such period shall be treated as a Short Period and a period ending on the Closing Date for purposes of this Agreement.
               (ii) For purposes of this Agreement, “Pre-Closing Period Taxes” means:
          (A) with respect to Taxes imposed upon the Company with respect to taxable periods ending prior to or on the Closing Date, all Taxes due for such taxable period other than Taxes attributable to the portion of the Closing Date after the Closing (regardless of whether such Taxes are due and payable at Closing); and
          (B) with respect to Taxes imposed upon the Company with respect to taxable periods beginning before and ending after the Closing Date (each, a “Straddle Period”), the portion of any such Taxes that is allocable to the portion of the Straddle Period ending on the Closing Date (such Taxes, the “Pre-Closing Straddle Taxes”), determined in accordance with the following:
     1) In the case of Taxes that are either (x) based upon or related to income, receipts or stockholders’ equity or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), including in transactions contemplated by this Agreement (regardless of whether such transaction occur before or after the Closing Date) or undertaken to implement this Agreement, Pre-Closing Period Straddle Taxes shall be deemed equal to the amount that would be payable if the Tax year ended on the Closing Date. For purposes of this clause (1), any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the entire amount of such item allocated to the Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.
     2) In the case of Taxes (other than those described in clause (1) above, and Taxes addressed in Section 5.8(b) (Transfer Taxes)) imposed on a periodic basis with respect to the Company or otherwise measured by the level of any item, Pre-Closing Straddle Taxes shall be deemed to equal (x) the aggregate amount of such Taxes for the entire Straddle Period (or, in the case of Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by (y) a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.
          (b) Transfer Taxes and Other Closing Expenses. Seller shall pay directly, or reimburse Purchaser promptly upon demand and delivery of proof of payment, all excise, sales, transfer, documentary, filing, recordation and other similar taxes, levies, fees and charges, if any (including all real estate transfer taxes and conveyance and recording fees, if any), that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the transactions contemplated hereby (such Taxes, “Transfer Taxes”). Seller shall be responsible for preparing and timely filing any Tax Returns required with respect to any such Transfer Taxes. Purchaser and Seller shall cooperate with each other in order to minimize applicable Transfer Taxes in a manner that is mutually agreeable and in compliance with applicable Law, and shall to that extent execute such documents, agreements, applications, instruments or other forms as reasonably required, and as shall permit any such Transfer Taxes to be assessed and paid in accordance with applicable Law.
          (c) Tax Returns.
          (i) (A) Seller shall be responsible for the timely filing (taking into account any extensions received from the relevant Tax authorities) of all Tax Returns required by Law to be filed by (or to include) the Company, on or prior to the Closing Date and (B) all Taxes indicated as due and payable on such Tax Returns shall be paid or will be paid by Seller as and when required by Law to the extent such Taxes are not reflected on the Financial Statements and/or are not taken into account in calculating the Aggregate Adjustment. Unless a different treatment of any item is required by an intervening change in applicable Law, such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods. Seller shall not amend, without Purchaser’s prior written consent, which consent shall not be unreasonably withheld or delayed, a Tax Return of the Company.
          (ii) The Company shall be responsible for the timely filing (taking into account any extensions received from the relevant tax authorities) of all Tax Returns required by Law to be filed by the Company after the Closing Date, it being understood that all Taxes indicated as due and payable on such returns shall be the responsibility of the Company, except for Pre-Closing Period Taxes and such Taxes which are the responsibility of Seller pursuant to this Agreement (including pursuant to this Section 5.8(c)) which Seller shall pay (as and when required by Law) to the extent such Taxes are not reflected on the Financial Statements and/or are not taken into account in calculating the Aggregate Adjustment. In the case of any Tax Return that contains any Taxes that Seller is required to pay, (A) the Company shall prepare such Tax Return on a basis consistent with the Tax Returns prepared for prior taxable periods (unless a different treatment of any item is required by an intervening change in applicable Law) and (B) the Company shall provide such Tax Return to Seller for Seller’s review prior to filing and make any changes requested by Seller that (1) are reasonable and (2) do not increase the Tax liability of Purchaser or the Company (in excess of Taxes that are reflected on the Financial Statements and/or taken into account in calculating the Aggregate Adjustment) for any Taxable period or otherwise materially adversely affect Purchaser or the Company. Neither Purchaser nor the Company shall amend, without Seller’s prior written consent, which consent shall not be unreasonably withheld or delayed, a Tax Return relating to a period that includes or ends on the Closing Date.
          (d) Contest.
          (i) For purposes of this Agreement, a “Contest” is any audit, court proceeding or other dispute with respect to any Tax matter that affects the Company. Unless Purchaser has previously received written notice from Seller of the existence of such Contest, Purchaser shall promptly give written notice to Seller of the existence of any Contest relating to a Tax matter that is or may be Seller’s full or shared responsibility under this Agreement, but no failure to give such notice shall relieve Seller of any liability hereunder except to the extent, if any, that the rights of Seller with respect to such claim are actually prejudiced. Unless Seller has previously received written notice from Purchaser of the existence of such Contest, Seller shall promptly give written notice to Purchaser of the existence of any Contest.
          (ii) Purchaser, on the one hand, and Seller on the other, agrees, in each case at no cost to the other party, to cooperate with the other and the other’s representatives in a prompt and timely manner in connection with any Contest. Such cooperation shall include, but not be limited to, making available to the other party, during normal business hours, all books, records, returns, documents, files, other information (including, without limitation working papers and schedules), officers or employees (without substantial interruption of employment) or other relevant information necessary or useful in connection with any Contest requiring any such books, records and files.
          (iii) In the case of any Contest relating to a Tax matter arising in a period ending on or before the Closing Date or any other Contest for which Seller would be required to indemnify Purchaser in full pursuant to this Agreement, Seller shall have the right to represent the Company’s interests, to employ counsel of its choice at its expense and to control the conduct of such Contest. Seller shall have the right to settle or dispose of any Contest relating to such Tax matter; provided, however, that Seller shall consult with Purchaser regarding any such Contest and shall allow Purchaser to participate in any such proceeding and provided, further, that no settlement or other disposition of any claim for Tax which would adversely affect Purchaser or the Company in any taxable period ending after the Closing Date to any material extent (including, but not limited to, the imposition of income tax deficiencies, the reduction of asset basis or cost adjustments and the reduction of loss or credit carryovers) shall be agreed to without Purchaser’s prior written consent, which consent shall not be unreasonably withheld.
          (iv) In the case of any Contest relating to a Tax Return for a Straddle Period (other than a Contest covered by Section 5.8(e)(iii), but only to the extent such Tax matter relates to Taxes for which Seller may be required to indemnify Purchaser pursuant to this Agreement, Purchaser and Seller shall jointly represent their interests in any Contest, shall employ counsel of their mutual choice and shall cooperate with the other and the other’s representatives in a prompt and timely manner in connection with any Contest. The parties shall mutually agree on any settlement or other disposition of the Contest. In the event Purchaser and Seller are unable to agree regarding any aspect of the conduct of any such Contest, the decision shall be made by the counsel employed to pursue such Contest on the basis of counsel’s good faith judgment regarding the course of action that would produce the overall lowest present value of Tax and litigation cost to the parties. Any such Contest expenses shall be shared by the parties to the extent they relate to a Tax matter, shall be borne by Purchaser and Seller in the same proportion as such related Taxes are borne economically by Purchaser and Seller.
          (v) Purchaser shall have the right to control the conduct of any Contest in its sole discretion with respect to any other Tax matter.
          (e) Cooperation on Tax Matters. After the Closing, Seller, Purchaser, and the Company, will make available to the other, as reasonably requested, and to any taxing authority, all information, records or documents relating to the liability for Taxes or potential liability of the Company or a Company Predecessor for Taxes (or imposed with respect to the income or activities of Company) for all periods prior to or including the Closing Date and will preserve such information, records or documents until the expiration of any applicable statute of limitations or extensions thereof, including all information that either party may be required to report pursuant to Section 6043A of the Code and all Treasury Regulations promulgated thereunder and/or Section 231.2 of the ITA and any other applicable Canadian Law. Seller, Purchaser, and the Company agree to cooperate, and to cause their Affiliates to cooperate, with regard to any qualification or filing requirements or similar requirements relating to Taxes for the purpose of minimizing such Taxes. Purchaser and the Company will, upon reasonable request of Seller, use all reasonable commercial efforts to take reasonable steps, including obtaining any certificate or other document from, or effect any filing with, any taxing authority as may be considered desirable to mitigate, reduce or eliminate any Taxes that could be imposed on the Company and that could reasonably give rise to a right of indemnity hereunder, provided that Purchaser and the Company will not be required to expend more than nominal amounts of money to effect same, unless their reasonable costs of doing so are reimbursed by Seller.
          (f) 256(9) Election. Upon request of Seller, Purchaser and the Company will effect the election described in subsection 256(9) of the ITA.
          (g) Section 338 Notice; Post-Closing Actions. Purchaser covenants that it will, no later than January 31, 2009, provide a written notice to Seller of whether Purchaser has or will make an election under Section 338 of the Code with respect to the Company (the “Section 338 Election”). Purchaser further covenants that: (i) if Purchaser makes the Section 338 Election, it will indemnify Seller for the increase in U.S. federal income tax imposed as a result of the distribution or deemed distribution for U.S. tax purposes of any amounts with respect to the stock of the Company that directly results from an action of the Company after the Closing but before the day after the Closing Date; or (ii) if Purchaser does not make the Section 338 Election, Purchaser will indemnify Seller against the increase in the U.S. federal, state or local income tax of Seller for the taxable year that includes the Closing Date that is directly caused by actions of Purchaser or the Company after the Closing but before the end of the calendar year which includes the Closing Date.
          (h) Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements or arrangements, written or oral, between Seller and the Company, shall terminate as of the Closing.
          (i) Certain Post-Closing Events. Purchaser agrees that Seller is to have no liability for any increase in Pre-Closing Period Taxes that results from any action by Purchaser or the Company after the Closing (including making or changing any Tax election or deemed Tax election, amending any Tax Return or taking any position on any Tax Return) and agrees to indemnify and hold harmless Seller and its Affiliates against any such increase in Tax imposed directly on Seller or Seller’s Affiliates.
     Section 5.9 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint press release acceptable to Purchaser and Seller. Each of Purchaser and Seller shall, and shall cause each of its Affiliates to, not issue or cause the publication of any press release or disclosure with respect to this Agreement or the transactions contemplated hereby without prior consultation with the other party, except as may be required by Law or by any listing agreement with a national securities exchange or trading market.
     Section 5.10 Transition Services. Except as agreed to in writing by Seller and Purchaser, all data processing, cash management, accounting, insurance, banking, personnel, legal, communications and other products and services provided to the Company by Seller or any Affiliate of Seller (other than the Company), including any agreements or understandings (written or oral) with respect thereto, shall terminate simultaneously with the Closing without any further action or liability on the part of the parties thereto.
     Section 5.11 Intercompany Arrangements. Seller shall arrange, in a manner that has no adverse Tax effects upon the Company, for Intercompany Accounts to be entirely settled effective as of the Closing, without any further liability of any kind on the part of the Company. In addition, except as otherwise expressly contemplated by this Agreement, all agreements and commitments, whether written, oral or otherwise, which are solely between the Company, on the one hand, and Seller and its Affiliates (excluding the Company), on the other hand, shall be terminated and of no further effect, simultaneously with the Closing without any further action or liability of any kind on the part of the Company.
     Section 5.12 Maintenance of Books and Records. After the Closing, each of the parties hereto shall preserve, until at least the eighth anniversary of the Closing Date, all pre-Closing Date records possessed or to be possessed by such party relating to the Company. After the Closing Date and up until at least the eighth anniversary of the Closing Date, upon any reasonable request from a party hereto or its representatives, the party holding such records shall (a) provide to the requesting party or its representatives reasonable access to such records during normal business hours and (b) permit the requesting party or its representatives to make copies of such records, in each case at no cost to the requesting party or its representatives (other than for reasonable out-of-pocket expenses); provided, however, that nothing herein shall require either party to disclose any information to the other if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable Law. Such records may be sought under this Section for any reasonable purpose, including to the extent reasonably required in connection with the audit, accounting, tax, litigation, federal securities disclosure or other similar needs of the party seeking such records. Notwithstanding the foregoing, any and all such records may be destroyed by a party not less than three (3) years from the Closing Date, if such destroying party sends to the other party hereto written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the 60th day following such notice unless the other party hereto notifies the destroying party that such other party desires to obtain possession of such records, in which event the destroying party shall transfer the records to such requesting party and such requesting party shall pay all reasonable expenses of the destroying party in connection therewith.
     Section 5.13 Insurance Policies.
          (a) If (i) the Company would be entitled to the proceeds of a claim made after Closing under an occurrence-based insurance policy held by Seller or any of its Subsidiaries (other than the Company and the Company Subsidiaries) before Closing and (ii) Purchaser informs Seller in a timely manner of such claim, Seller shall report and pursue such claim.
          (b) Notwithstanding anything herein to the contrary, all proceeds paid out under insurance policies of Seller and its Subsidiaries from and after the Closing shall be for the benefit of Purchaser to the extent such proceeds are in respect of the Company or the Business, and Seller shall cause such proceeds to be transferred to Purchaser within five Business Days after receipt.
     Section 5.14 Bank Accounts. Seller shall provide Purchaser with a complete list of each of the bank accounts of the Company and the authorized signatories for each such account as soon as practicable before the Closing Date. The parties shall cooperate in connection with the replacement or supplementation of such signatories effective as of the Closing.
     Section 5.15 Notices of Certain Events. From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement, Seller shall promptly notify Purchaser of: (a) any change or event that would cause any of the conditions in Article VI of this Agreement not to be satisfied; (b) any event that would constitute a breach or default by Seller of any representation, warranty, agreement or covenant of such Party contained in this Agreement; (including inaccuracies in representations and warranties as if made and restated on and as of a date between the date hereof and Closing); (c) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and (d) any Proceeding or investigation commenced or, to the Knowledge of Seller, threatened against, relating to or involving this Agreement, any Related Document or any transaction contemplated hereby or thereby; provided, however, that, (x) no such notice will be deemed to cure any breach or inaccuracy of any representation or warranty made pursuant to this Agreement or limit any rights or remedies and (y) no such notice will relieve any party of any obligation or liability under this Agreement.
     Section 5.16 Further Assurances. (a) From and after the Closing, each of Seller and Purchaser shall furnish or cause to be furnished to the other party and its employees, counsel, auditors and other representatives such information and assistance relating to the Company (to the extent within the control of such other party) as is reasonably necessary for financial reporting and accounting matters of the other party, including the furnishing of such documentation and information relating to the Company as may be reasonably requested in connection with the preparation of reports, accounts and other documents and materials to be filed with or submitted to the SEC or any stock exchange. In order to facilitate the resolution of any claims made against or incurred by Seller, for a period of five years following the Closing, Purchaser shall provide Seller and its Representatives reasonable access (for the purposes of examining and copying at the sole cost and expense of Seller), during normal business hours and on at least two (2) Business Days’ prior written notice, to those portions of the books and records of the Business kept by Purchaser solely with respect to periods prior to the Closing Date. In order to facilitate the resolution of any claims made against or incurred by Purchaser, for a period of five years following the Closing, Seller shall provide Purchaser and its Representatives reasonable access (for the purposes of examining and copying at the sole cost and expense of Purchaser), during normal business hours and on at least two (2) Business Days’ prior written notice, to those portions of the books and records of Seller solely with respect to periods prior to the Closing Date. Any information obtained by either party pursuant to this Section 5.16(a) shall be subject to the terms and conditions of the Confidentiality Agreement.
          (b) At any time and from time to time, each party to this Agreement agrees, subject to the terms and conditions of this Agreement, to take such actions and to execute and deliver such documents as may be necessary to effectuate the purposes of this Agreement at the earliest practicable time.
     Section 5.17 Change in Control Payments. Notwithstanding anything in this Agreement to the contrary, Seller shall retain all liability with respect to, and shall indemnify and hold harmless Purchaser, the Company, and their respective Affiliates, for, any change in control payment, transaction bonus, retention bonus or similar payment to which any director, employee or former employee of the Company may be entitled in connection with the transactions contemplated by this Agreement (whether contingent or otherwise), including, without limitation, those payments which may be due under the plans, programs, agreements and arrangements set forth on Section 5.17(a) of the Disclosure Schedule (collectively, the “Change in Control Payments”); provided that Seller shall have no liability for amounts to the extent included in Closing Date Net Indebtedness. Purchaser agrees to assume the terms of the employment agreements listed on Section 5.17(b) of the Disclosure Schedule.
     Section 5.18 Confidentiality. Seller shall, and shall cause its Affiliates and its and their respective agents, representatives, employees, officers and directors to, from and after the Closing Date: (a) treat and hold as confidential all (and not disclose or provide any third party access to any) information relating to Trade Secrets and all other confidential or proprietary information of the Company and the Business (collectively, “Confidential Information”), (b) in the event that Seller, any of its Affiliates or any of its or their respective agents, representatives, employees, officers or directors becomes legally compelled to disclose any such information, provide Purchaser with prompt written notice of such requirement (to the extent legally permissible) so that Purchaser may seek (at Purchaser’s cost) a protective order or other remedy or waive compliance with this Section 5.18, and (c) in the event that such protective order or other remedy is not obtained, or Purchaser waives compliance with this Section 5.18, furnish only that portion of such Confidential Information that is legally required to be provided and cooperate with Purchaser (at Purchaser’s cost) to obtain assurances that confidential treatment will be accorded such Confidential Information; provided, however, that this Section 5.18 shall not apply to any information that, at the time of disclosure, (i) is available publicly or otherwise known to the public other than as a result of disclosure in breach of this Agreement or (ii) is required to be disclosed by applicable Law (subject to compliance with clauses (b) and (c) of this Section 5.18).
     Section 5.19 Non-competition and Non-solicitation.
          (a) To induce Purchaser to enter into the Agreement and consummate the transactions contemplated hereby and more effectively to protect the value of the Company, Seller shall not from the Closing until the date that is four years after the Closing Date, directly or indirectly, on its own behalf or for the benefit of any other Person:
          (i) engage directly or indirectly in Competitive Activities, it being agreed that for purposes of the Agreement, a Person shall be deemed to be engaged in “Competitive Activities” if it, directly or indirectly, participates with, controls or has an ownership interest in, any Person that is engaged in the business of manufacturing, selling, financing, supplying, marketing or distributing Business Products or products that compete with Business Products, anywhere in the world; or
          (ii) solicit, induce, encourage or attempt to persuade any employee of the Company to terminate his or her relationship with the Company, or offer employment to, or offer to conclude any Contract of services with, or hire or employ, any such Person.
          (b) Seller acknowledges and agrees that the restrictions contained in this Section 5.19 are reasonable in scope and duration, and are necessary to protect Purchaser and the Company after the Closing Date. If any provision of this Section 5.19 as applied to any party or to any circumstance is adjudicated by a court to be invalid or unenforceable, the same will in no way affect any other circumstance or the validity or enforcement of this Agreement or this Section 5.19. If any such provision, or any part thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the duration and/or area of such provision and/or to delete specific words or phrases, to the extent necessary to make it enforceable, and in its reduced form, such provision shall then be enforceable and shall be enforced. Seller further acknowledges and agrees that if it breaches or threatens to breach the provisions of this Section 5.19, then, in addition to monetary damages, Purchaser shall be entitled to specific performance and injunctive and other equitable relief to prevent or restrain a breach or threatened breach of such provision or to enforce its terms.
               (c) Seller and each of its Affiliates and Purchaser confirm that the covenants not to compete and not to solicit granted pursuant to the Noncompete Agreement attached hereto as Exhibit G was granted to maintain and preserve the fair market value as of the date hereof of the Shares sold to Purchaser hereunder and does not relate to any events after the date hereof or the impact such events may have on such fair market value. Seller agrees to indemnify and hold Purchaser harmless if Purchaser becomes subject to, or becomes liable for the payment of, any Tax in respect of Seller (and/or Parent) relying, in respect of the granting of such covenants, on proposed subsection 56.4(8) of the ITA and on any comparable provision under any applicable Canadian provincial statute.
          Section 5.20 Antitakeover Statutes. Following the date hereof, Seller shall not, and shall cause the Company not to, take any action to render inapplicable, or to exempt any third party from any provisions of any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations.
ARTICLE VI
CONDITIONS
          Section 6.1 Conditions to Each Party’s Obligation to Effect the Closing. The obligation of each party to consummate the Closing shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:
               (a) Stockholder Approval. The Stockholder Approval shall have been obtained.
               (b) Statutes; Court Orders. No Law shall have been enacted or promulgated by any Governmental Entity in the U.S. or Canada which prohibits the consummation of the Closing; and there shall be no Order of a court of competent jurisdiction in the U.S. or Canada in effect precluding consummation of the Closing.
               (c) Regulatory Approval. The waiting period under the HSR Act, only if applicable, shall have expired or been terminated, and all other consents or approvals of any Governmental Entity necessary for the consummation of the transactions contemplated hereby, including in connection with any foreign investment Laws or any other antitrust Laws, shall have been obtained and be in full force and effect.
          Section 6.2 Conditions to Obligations of Purchaser to Effect the Closing. The obligation of Purchaser to consummate the Closing shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:
               (a) Subject to the standards set forth in Section 10.1(a), the representations and warranties of Seller set forth in Article III shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date subject to the standards set forth in Sections 10.1(a)).
               (b) Seller shall have performed and complied with, in all material respects, all covenants and obligations required by this Agreement to be performed or complied with by it prior to or at the Closing (except that the agreements and covenants set forth in Sections 5.5 and 5.6 shall have been performed or complied with by Seller in all respects).
               (c) Purchaser shall have received a certificate signed by a senior officer of Seller to the effect that the conditions set forth in clauses (a) and (b) above have been satisfied.
               (d) Seller shall have delivered to Purchaser all of the items specified to be delivered by Seller in Section 2.1(c).
               (e) Purchaser shall have received (at Purchaser’s sole cost and expense) an executed opinion dated as of the Closing from a firm reasonably satisfactory to Purchaser that Seller will be Solvent following the Closing, and such opinion shall be in a form reasonably satisfactory to Purchaser.
               (f) Parent shall not have (i) applied for, consented to, or suffered to exist the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or other fiduciary of itself or of all or a substantial part of its property, (ii) made a general assignment for the benefit of creditors, (iii) commenced a voluntary case under any state or federal bankruptcy laws (as now or hereafter in effect), (iv) been adjudicated a bankrupt or insolvent, (v) filed a petition seeking to take advantage of any other law providing for the relief of debtors, (vi) acquiesced to, or failed to have dismissed, within thirty (30) days, any petition filed against it in any involuntary case under such bankruptcy laws, or (vii) taken any action for the purpose of effecting any of the foregoing, and Purchaser shall have received a certificate signed by a senior officer of Seller to the effect that the condition set forth in this clause (f) has been satisfied.
          Section 6.3 Conditions to Obligations of Seller to Effect the Closing. The obligations of Seller to consummate the Closing shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:
               (a) Subject to the standards set forth in Section 10.1(b), the representations and warranties of Purchaser set forth in Article IV shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date subject to the standards set forth in Section 10.1(b)).
               (b) Purchaser shall have performed and complied with, in all material respects, all covenants and obligations required by this Agreement to be performed or complied with by it prior to or at the Closing.

               (c) Seller shall have received a certificate signed by an officer of Purchaser to the effect that the conditions set forth in clauses (a) and (b) above have been satisfied.
               (d) Purchaser shall have delivered to Seller all of the items specified to be delivered by Purchaser in Section 2.1(b).
ARTICLE VII
TERMINATION
          Section 7.1 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after receipt of the Stockholder Approval:
               (a) by the mutual written consent of Seller and Purchaser; or
               (b) by either of Seller or Purchaser, upon written prior notice to the other:
               (i) if the Closing shall not have occurred on or before January 14, 2009 (the “Walk-Away Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the failure of the Closing to have occurred on or before the Walk-Away Date was primarily due to the failure of such party to perform any of its obligations under this Agreement; and provided, further, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to Seller if a vote on the approval of this Agreement and the transactions contemplated hereby shall not yet have occurred at a duly convened Stockholder Meeting;
               (ii) if any Law or Order having the effect set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable; or
               (iii) if Stockholder Approval shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof (the effectiveness of such termination being subject to compliance with Section 7.3(a) if Seller is the terminating party).
               (c) by Purchaser, upon prior written notice to Seller:
               (i) if Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than those set forth in Section 5.3 or 5.4), which breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (y) cannot be cured by Seller by the Walk-Away Date or, if curable, is not cured within 45 days after Seller receives written notice from Purchaser of such breach, provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Purchaser is then in material breach of any of its covenants or agreements contained in this Agreement;

               (ii) (x) if Purchaser shall have received a Company Adverse Recommendation Notice, provided that Purchaser shall be permitted to terminate this Agreement pursuant to this Section 7.1(c)(ii) only on or before the end of the fifth (5th) Business Day after Purchaser’s receipt of the related Adverse Recommendation Notice, or (y) at any time after an Adverse Recommendation shall have occurred;
               (iii) if any of the conditions set forth in Section 6.1 or 6.2 shall have become incapable of satisfaction before the Walk-Away Date; provided that a breach by Purchaser is not the cause thereof;
               (iv) if Seller or the Company shall have breached in any material respect any of their respective obligations under Section 5.3 or Section 5.4.
               (d) by Seller, upon prior written notice to Purchaser:
               (i) if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 6.3(a) or (b) and (y) cannot be cured by Purchaser by the Walk-Away Date or, if curable, is not cured within 45 days after Purchaser receives written notice from Seller of such breach, provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Seller is then in material breach of any of its covenants or agreements contained in this Agreement;
               (ii) prior to Stockholder Approval, if Seller (A) has complied with its obligations under Sections 5.3 and 5.4, (B) has paid the Initial Termination Fee pursuant to Section 7.3(a) or Termination Fee pursuant to Section 7.3(b), as applicable, and (C) in compliance with Section 5.4, concurrently enters into a definitive written Acquisition Agreement providing for a Superior Proposal, provided that Seller may not terminate this Agreement pursuant to this Section 7.1(d)(ii) until at least five Business Days have passed since the date of the most recent Adverse Recommendation Notice; or
               (iii) if any of the conditions set forth in Section 6.1 or 6.3 shall have become incapable of satisfaction before the Walk-Away Date; provided that a breach by Seller is not the cause thereof.
          Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 7.2 and 7.3, and Article X, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Purchaser or Seller except (i) Seller may have liability as provided in Section 7.3 and (ii) nothing shall relieve any party from liability for fraud or any willful or intentional breach of this Agreement.

          Section 7.3 Termination Fee.
               (a) In the event that this Agreement is terminated by Seller pursuant to Section 7.1(d)(ii) prior to the time that a Pledge Default shall have occurred, then Seller shall pay to Purchaser the Initial Termination Fee, which Initial Termination Fee shall be paid concurrently with such termination, payable by wire transfer of same day funds, and such termination shall not be effective prior to such payment.
               (b) In the event that this Agreement is terminated by Seller pursuant to Section 7.1(d)(ii), after a Pledge Default shall have occurred, then Seller shall pay to Purchaser the Termination Fee, which Termination Fee shall be paid concurrently with such termination, payable by wire transfer of same day funds, and such termination shall not be effective prior to such payment.
               (c) In the event that this Agreement is terminated pursuant to Section 7.1(b)(iii) (regardless of whether a Pledge Default shall have occurred prior to such time), Seller shall pay to Purchaser the Initial Termination Fee, which Initial Termination Fee shall be paid concurrently with such termination, payable by wire transfer of same day funds, and such termination shall not be effective prior to such payment.
               (d) In the event that this Agreement is terminated by Purchaser pursuant to Section 7.1(c)(ii) or Section 7.1(c)(iv) in each case prior to the time that a Pledge Default shall have occurred, Seller shall pay to Purchaser the Initial Termination Fee within two Business Days of such termination, payable by wire transfer of same day funds.
               (e) In the event that this Agreement is terminated by Purchaser pursuant to Section 7.1(c)(ii) or Section 7.1(c)(iv) in each case after the time that a Pledge Default shall have occurred, Seller shall pay to Purchaser the Termination Fee within two Business Days of such termination, payable by wire transfer of same day funds.
               (f) In the event this Agreement is terminated by Seller or Purchaser pursuant to Section 7.1(b)(i) or by Purchaser pursuant to Section 7.1(c)(i) in each case prior to the time that a Pledge Default shall have occurred and (A) after the date of this Agreement but prior to the date of such termination a Takeover Proposal or a communication relating to a potential Takeover Proposal shall have been made known to Seller (or any director or officer of Seller) or shall have been made directly to its stockholders generally or any Person shall have publicly announced an interest in making or an intention (whether or not conditional) to make a Takeover Proposal and (B) Seller enters into an Acquisition Agreement with respect to, or consummates the transaction contemplated by, a Takeover Proposal within twelve months of the date this Agreement is so terminated, then Seller shall pay to Purchaser the Initial Termination Fee concurrently with (and as a condition to) the event under clause (B), payable by wire transfer of same day funds. For purposes of this Section 7.3(f), all references to “20%” in the definition of “Takeover Proposal” shall be deemed to be references to “50%.”
               (g) In the event this Agreement is terminated by Seller or Purchaser pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii), or by Purchaser pursuant to Section 7.1(c)(i),

in each case after the time that a Pledge Default shall have occurred and (A) after the date of this Agreement but prior to the date of such termination a Takeover Proposal or a communication relating to a potential Takeover Proposal shall have been made known to Seller (or any director or officer of Seller) or shall have been made directly to its stockholders generally or any Person shall have publicly announced an interest in making or an intention (whether or not conditional) to make a Takeover Proposal and (B) Seller enters into an Acquisition Agreement with respect to, or consummates the transaction contemplated by, a Takeover Proposal within twelve months of the date this Agreement is so terminated, then Seller shall pay to Purchaser the Termination Fee (less any amounts already paid pursuant to Section 7.3(c)) concurrently with (and as a condition to) the event under clause (B), payable by wire transfer of same day funds. For purposes of this Section 7.3(g), all references to “20%” in the definition of “Takeover Proposal” shall be deemed to be references to “50%.”
               (h) Each of Seller and Purchaser acknowledges that the agreements contained in this Section 7.3 are an integral part of the Agreement. Following termination of this Agreement, amounts paid pursuant to this Section 7.3 shall constitute, for the party receiving the fee, such party’s sole and exclusive remedy following such termination (other than as provided in Section 7.2 above). If Seller shall fail to pay the Initial Termination Fee or the Termination Fee, as applicable, when due, Seller shall reimburse Purchaser for all reasonable costs and expenses actually incurred or accrued by Purchaser (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.3 together with interest on the amount of the Initial Termination Fee or the Termination Fee, as applicable, from the date such payment was required to be made until the date of payment at the annual Prime Rate as announced by JPMorgan Chase on the date such payment was required to be made.
ARTICLE VIII
INDEMNIFICATION
          Section 8.1 Indemnification; Remedies. (a) From and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser, the Company, the respective Affiliates of each of the foregoing, and the respective officers, directors, employees and agents of each of the foregoing (“Purchaser Indemnified Persons”) from and against any and all Losses arising out of or relating to:
               (i) any breach or inaccuracy of any of the representations and warranties of Seller contained in this Agreement by virtue of such breach or inaccuracy on and as of the Closing Date with the same effect as though made on such date or, in the case of any representation or warranty that speaks as of a specific date or time, on and as of such specific date or time;
               (ii) any breach by Seller of its covenants or obligations contained in this Agreement;
               (iii) (A) any Excluded Liabilities, or (B) any claims or threatened claims of any kind against any Person by any holders or purported holders of any securities or rights to acquire securities of Seller, Parent or any of their respective

Affiliates in connection with the transactions contemplated by this Agreement, the Voting Agreements or the Guarantee, including without limitation claims alleging violation of fiduciary duties or securities laws or related to appraisal or dissenters’ rights;
               (iv) except as required pursuant to the last sentence of Section 5.17, any representation or statement made by Seller or any of its Affiliates in any agreement, program, policy, arrangement or communication with its employees relating to “stay pay,” retention, change in control or similar payments or benefits; and
               (v) the litigation matters included by Seller on Section 8.1(a)(v) of the Disclosure Schedule to be included as matters for which Purchaser shall be indemnified;
               (vi) (A) any Pre-Closing Period Taxes (except to the extent that the amount of such Taxes has already been reflected in the Financial Statements and/or in the calculation of the Aggregate Adjustment) (B) any Taxes that are payable by Seller pursuant to Section 5.8, (C) any Taxes that are imposed on the Company or for which the Company may be liable as a result of being included in a consolidated group of which the Company was a member prior to the Closing Date pursuant to any provision of any U.S. or Canadian federal, provincial, state, local or foreign Tax Law (except to the extent that the amount of such Taxes has already been reflected in the Financial Statements and/or in the calculation of the Aggregate Adjustment), (D) from the breach or inaccuracy of any representation or warranty contained in Section 3.21 (Tax Matters) by virtue of such breach or inaccuracy on and as of the Closing Date with the same effect as though made on such date or, in the case of any representation or warranty that speaks as of a specific date or time, on and as of such specific date or time, (E) any breach by Seller or the Company of the covenants contained in Section 5.1(e) (Tax Elections), or (F) any Taxes that are payable by Purchaser by virtue of and as set forth in, Section 5.19(c);
               (vii) the matter included by Seller on Section 8.1(a)(vii) of the Disclosure Schedule.
               (b) Seller’s indemnification obligation under Section 8.1(a) shall be subject to each of the following limitations:
               (i) with respect to indemnification under Sections 8.1(a)(i) and 8.1(a)(vii), such obligation to indemnify shall terminate on the first anniversary of the Closing Date (the “Cut-Off Date”) unless before such date Purchaser has provided Seller with an applicable Claim Notice, provided that (x) the representations and warranties in Section 3.2 (Authorization), 3.3 (Execution; Validity of Agreement), 3.5 (Ownership of Shares), 3.6 (Capitalization), 3.7 (Subsidiaries), 3.25 (Brokers or Finders), 3.28 (Separation; Excluded Liabilities) and 3.29 (Solvency) (the foregoing, collectively, the “Fundamental Representations”) shall survive the Closing indefinitely and (y) the representations and warranties in Section 3.21 (Tax Matters) and Section 3.18

(Environmental Matters) shall survive until 30 days after the expiration of the relevant statute of limitations;
               (ii) there shall be no obligation to indemnify under Section 8.1(a)(i) for any item where the Losses relating thereto are less than $20,000;
               (iii) there shall be no obligation to indemnify under Section 8.1(a)(i) for any Losses for which Seller, but for this Section 8.1(b)(iii), would be liable in excess of the Escrow Amount, provided, however, that that the limitation on indemnification set forth in this Section 8.1(b)(iii) shall not apply to any Losses arising out of or relating to breaches or inaccuracies of the Fundamental Representations or the representations and warranties in Section 3.18 (Environmental Matters) or 3.21 (Tax Matters); and
               (iv) there shall be no obligation to indemnify under Section 8.1(a)(i) until the aggregate amount of all Losses exceeds $500,000, in which event only the first $250,000 of such aggregate amount of all Losses shall not be recoverable and amounts in excess of the first $250,000 shall be recoverable, provided, however , that the limitation on indemnification set forth in this Section 8.1(b)(iv) shall not apply to any Losses arising out of or relating to breaches or inaccuracies of the Fundamental Representations or the representations and warranties in Section 3.18 (Environmental Matters) or 3.21 (Tax Matters).
               (c) From and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller, the Company, the respective Affiliates of each of the foregoing and the respective officers, directors, employees and agents of each of the foregoing from and against any and all Losses arising out of or relating to (i) any breach or inaccuracy of any of the representations and warranties of Purchaser contained in this Agreement by virtue of such breach or inaccuracy on and as of the Closing Date with the same effect as though made on such date or, in the case of any representation or warranty that speaks as of a specific date or time, on and as of such specific date or time, (ii) any breach by Purchaser of its covenants or obligations contained in this Agreement, or (iii) the ownership, lease, use or operation of the Company or the Business from and after the Closing (provided, that indemnification of Losses shall not be available under this clause (iii) to the extent such Losses are attributable to matters indemnifiable pursuant to Section 8.1(a)(i), 8.1(a)(ii), 8.1(a)(iii), 8.1(a)(iv), 8.1(a)(v) or 8.1(a)(vi)).
               (d) Purchaser’s indemnification obligation under Section 8.1(c)(i) shall be subject to each of the following limitations:
               (i) such obligation to indemnify shall terminate on the Cut-Off Date unless before such date Seller has provided Purchaser with an applicable Claim Notice, provided that the representations and warranties in Sections 4.2 (Authorization; Validity of Agreement) and 4.5 (Brokers or Finders), shall survive the Closing indefinitely;

               (ii) there shall be no obligation to indemnify under Section 8.1(c)(i) for any item where the Losses relating thereto are less than $20,000; and
               (iii) there shall be no obligation to indemnify under Section 8.1(c)(i) until the aggregate amount of all Losses exceeds $500,000, in which event only the first $250,000 of such aggregate amount of all Losses shall not be recoverable and amounts in excess of the first $250,000 shall be recoverable, provided, however, that that the limitation on indemnification set forth in this Section 8.1(d)(iii) shall not apply to any Losses arising out of or relating to breaches or inaccuracies of the representations and warranties contained in Sections 4.2 (Authorization; Validity of Agreement) and 4.5 (Brokers or Finders).
          Section 8.2 Notice of Claim; Defense.
               (a) If (i) any third-party institutes or asserts any claim, demand, investigation, action or proceeding (each of the foregoing, a “Proceeding”) that may give rise to Losses for which a party (an “Indemnifying Party”) may be liable for indemnification under this Article VIII (a “Third-Party Claim”) or (ii) any Person entitled to indemnification under this Agreement (an “Indemnified Party”) shall have a claim to be indemnified by an Indemnifying Party that does not involve a Third-party Claim (a “Direct Claim”), then, in case of clause (i) or (ii), the Indemnified Party shall promptly send to the Indemnifying Party a written notice specifying the nature of such claim and the amount of all related Losses (a “Claim Notice”). The Indemnifying Party shall be relieved of its indemnification obligations under this Article VIII only to the extent that it is materially prejudiced by the failure of the Indemnified Parties to provide a timely and adequate Claim Notice. No Person shall be liable for any claim for indemnification under the Article VIII unless such claim arises prior to the applicable survival period and the applicable Claim Notice is delivered by the Indemnified Party to the Indemnifying Party prior to the expiration of the applicable survival period.
               (b) In the event of a Third-Party Claim, the Indemnifying Party may elect to retain counsel of its choice, reasonably acceptable to the relevant Indemnified Parties, to represent such Indemnified Parties in connection with such Proceeding and shall pay the reasonable fees and expenses of such counsel. The Indemnified Parties may participate, at their own expense and through legal counsel of their choice, in any such Proceeding, provided that (i) the Indemnifying Party may elect to control the defense of the Indemnified Parties in connection with such Proceeding and (ii) the Indemnified Parties and their counsel shall cooperate with the Indemnifying Party and its counsel in connection with such Proceeding. The Indemnifying Party shall not settle any such Proceeding without the Indemnified Party’s prior written consent (which shall not be unreasonably withheld), unless the terms of such settlement provide for no relief other than the payment of monetary damages that are fully indemnified pursuant to this Article VIII. Notwithstanding the foregoing, if (x) the Indemnifying Party elects not to retain counsel and assume control of such defense, (y) both the Indemnifying Party and any Indemnified Party are or may be parties to or subjects of such Proceeding or conflicts of interests exist between the Indemnifying Party and such Indemnified Party or (z) the Proceeding is reasonably likely to establish a precedential custom or practice that is detrimental to the continuing business interests of the Indemnified Party, then the Indemnified Parties shall retain counsel reasonably acceptable to the Indemnifying Party in connection with such Proceeding and assume control of the defense in connection with such Proceeding, and the reasonable fees and expenses of no more than one such counsel per jurisdiction selected by the Indemnified Parties shall be reimbursed by the Indemnifying Party. Under no circumstances will the Indemnifying Party have any liability in connection with any settlement of any Proceeding that is entered into without its prior written consent (which shall not be unreasonably withheld).
               (c) From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its counsel, experts and representatives full access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party to the extent reasonably related to the Claim Notice at no cost to the Indemnifying Party (other than for reasonable out-of-pocket expenses of the Indemnified Parties).
          Section 8.3 Reductions for Insurance Proceeds and Other Recoveries.
               (a) The amount of any Loss subject to indemnification hereunder or of any claim therefor shall be calculated net of any insurance proceeds (net of direct collection expenses) actually received by the Indemnified Party on account of such Loss. Each Indemnified Party shall use commercially reasonable efforts to seek full recovery under all insurance policies that such Person reasonably believes cover any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder. Any Losses shall be reduced (retroactively or prospectively) by any insurance proceeds, proceeds of subrogation and any indemnity, contribution or other similar payment from third parties actually recovered (net of direct collection expenses). The existence of a claim for monies by an Indemnified Party against an insurer or other third party in respect of any Losses shall not, however, delay any payment otherwise due and owing under this Article VIII. In such event, the Indemnifying Party shall make payment in full to the applicable Indemnified Party of the amount due and owing under this Article VIII against an assignment by the Indemnified Party to the Indemnifying Party of the entire claim for insurance proceeds or against such third party. Notwithstanding any other provisions of this Agreement, the parties intend that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the provisions of this Article VIII or (ii) relieved of the responsibility to pay any claims for which it is obligated. If an Indemnified Party has received the payments required by this Article VIII from an Indemnifying Party in respect of any Losses and later receives insurance proceeds or other amounts in respect of such Losses, then the Indemnified Party shall as promptly as practicable pay to the Indemnifying Party a sum equal to the amount of insurance proceeds or other amounts received, net of any costs incurred in connection with such insurance or other third-party recoveries, up to the aggregate amount of any payments received from the Indemnifying Party pursuant to this Article VIII in respect of such Losses (or if there is more than one Indemnifying Party, the Indemnified Party shall pay each Indemnifying Party its proportionate share, based on the payments received from the Indemnifying Party, of such insurance or other proceeds).
               (b) All indemnity payments made pursuant to this Article VIII shall be treated for all Tax purposes as adjustments to the consideration paid with respect to the Shares.

          Section 8.4 No Duplication.
               (a) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.
               (b) Nothing in this Agreement shall prejudice any action by Seller or Purchaser for fraud.
          Section 8.5 Rights Under Escrow Agreement. In the event Seller has any liability to any Purchaser Indemnified Person pursuant to Section 8.1(a)(i) for any Losses, the Purchaser Indemnified Person shall receive payment thereof, first, against and to the extent of the balance of the Escrow Amount under the Escrow Agreement, and, thereafter, from any other Person from whom Purchaser may be entitled to recover. In the event Seller has any liability to any Purchaser Indemnified Person pursuant to Sections 8.1(a)(ii), 8.1(a)(iii), 8.1(a)(iv), 8.1(a)(v), 8.1(a)(vi) or for fraud, for any Losses, the Purchaser Indemnified Person shall receive payment thereof, first, against and to the extent of the balance of the Escrow Amount under the Escrow Agreement, and, thereafter, from any other Person from whom Purchaser may be entitled to recover.
          Section 8.6 Tax Treatment of Payments. Seller, Purchaser, the Company and their respective Affiliates shall treat any and all payments under this Article VIII as an adjustment to the Purchase Price for Tax purposes unless they are required to treat such payments otherwise by applicable Tax Laws.
ARTICLE IX
DEFINITIONS AND INTERPRETATION
          Section 9.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:
          “Accounting Arbitrator” has the meaning set forth in Section 2.2(c).
          “Acquisition Agreement” shall have the meaning set forth in Section 5.4(c).
          “Adverse Recommendation Change” shall have the meaning set forth in Section 5.4(c).
          “Adverse Recommendation Notice” shall have the meaning set forth in Section 5.4(c).
          “Affiliate” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.
          “Aggregate Adjustment” shall have the meaning set forth in Section 1.2(a).
          “Agreement” or “this Agreement” shall mean this Stock Purchase Agreement, together with the Exhibits and Schedules hereto and the Disclosure Schedule.

          “Audits” shall have the meaning set forth in Section 3.21(d).
          “Balance Sheet Date” shall mean the date of the most recent audited balance sheet included in the Financial Statements.
          “Base Purchase Price” shall have the meaning set forth in Section 1.2(b).
          “Beneficially Owned” or “Beneficial Ownership” shall have the meaning given to such term in Rule 13d-3 under the Exchange Act.
          “Board Recommendation” shall have the meaning set forth in Section 5.4(c).
          “Business” shall mean the development, manufacture, distribution and sale of (i) infant security systems; (ii) wander prevention systems; (iii) asset/personnel location and identification systems; and (iv) vibration monitoring instruments, but shall exclude the Toolhound Business and the Implantable Chip Business.
          “Business Products” shall mean infant security systems, wander prevention systems, asset/personnel location and identification systems and vibration monitoring instruments.
          “Business Day” shall mean a day other than Saturday, Sunday or any day on which the principal commercial banks located in the State of New York are authorized or obligated to close under the laws of such state.
          “Canada Revenue Agency” shall have the meaning set forth in Section 2.3(d).
          “Change in Control Payments” shall have the meaning set forth in Section 5.17.
          “Claim Notice” shall have the meaning set forth in Section 8.2(a).
          “Closing” shall have the meaning set forth in Section 2.1(a).
          “Closing Certificate” shall have the meaning set forth in Section 2.2(a).
          “Closing Date” shall mean the date on which the Closing occurs.
          “Closing Date Balance Sheet” shall have the meaning set forth in Section 2.2(a).
          “Closing Date Net Indebtedness” shall have the meaning set forth in Section 1.2(a).
          “Closing Net Tangible Asset Value” shall have the meaning set forth in Section 1.2(a).
          “Code” shall mean the Internal Revenue Code of 1986, as amended.
          “Company” shall have the meaning set forth in the recitals.

          “Company Intellectual Property” shall have the meaning set forth in Section 3.22(b).
          “Company Predecessor” shall mean any predecessors of the Company as a result of one or more amalgamations or wind-up.
          “Competition Act” shall mean the Competition Act (Canada), as amended.
          “Competitive Activities” shall have the meaning set forth in Section 5.19(a)(i).
          “Computer Software” shall mean the source code, object code, the media on which such programs are recorded, and materials and information and other supporting documentation relating thereto, including without limitation all related: functional, technical and performance specifications; scripts, files, databases, flow charts, logic diagrams, interfaces, software tools, components and keys; installation, configuration, administration, operation and maintenance procedures and instructions; and training guides and user manuals and documentation.
          “Confidential Information” shall have the meaning set forth in Section 5.18.
          “Confidentiality Agreement” shall mean the letter agreement dated November 28, 2007 between Seller and Purchaser.
          “Contest” shall have the meaning set forth in Section 5.8(e)(i).
          “Contract” shall have the meaning set forth in Section 3.4.
          “Copyrights” shall mean U.S. and foreign registered and unregistered copyrights (including those in Computer Software and databases), rights of publicity and, if applicable, all registrations and applications to register the same.
          “Credit Support Obligation” shall have the meaning set forth in Section 3.26(b).
          “Customer Information” shall have the meaning set forth in Section 3.22(k).
          “Cut-Off Date” shall have the meaning set forth in Section 8.1(b)(i).
          “Direct Claim” shall have the meaning set forth in Section 8.2(a).
          “Disclosure Schedule” shall mean the disclosure schedule of even date herewith delivered by Seller to Purchaser simultaneously with the execution hereof.
          “Encumbrances” shall mean any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever.
          “Environmental Laws” shall have the meaning set forth in Section 3.18(i)(i).

          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
          “ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.
          “Escrow Account” shall have the meaning set forth in Section 2.1(b)(ii).
          “Escrow Agent” shall have the meaning set forth in Section 2.1(b)(ii).
          “Escrow Agreement” shall have the meaning set forth in Section 2.1(b)(ii).
          “Escrow Amount” shall have the meaning set forth in Section 2.1(b)(ii).
          “Estimated Aggregate Adjustment” shall have the meaning set forth in Section 1.2(b).
          “Estimated Closing Date Net Indebtedness” shall have the meaning set forth in Section 1.2(b).
          “Estimated Net Tangible Asset Value” shall have the meaning set forth in Section 1.2(b).
          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
          “Excluded Liabilities” shall mean any and all liabilities, whether primary or secondary, known or unknown, accrued or contingent, of any kind or nature, other than liabilities to the extent incurred solely as a result of the operation of the Business. Without limiting the generality of the foregoing, “Excluded Liabilities” shall include any and all liabilities incurred as a result of the operation of or in connection with the Implantable Chip Business or the Toolhound Business.
          “Financial Statements” shall mean (a) the audited consolidated balance sheets of Seller as at December 31, 2007 and December 31, 2006, together with the audited consolidated statements of income and cash flows of Seller for the years ended December 31, 2005, 2006 and 2007, (b) the unaudited consolidated balance sheet of Seller as at March 31, 2008 together with the unaudited consolidated statements of income and cash flows of Seller for the quarter ended March 31, 2008, and (c) the unaudited balance sheet of the Company on a standalone basis as at March 31, 2008 together with the unaudited statements of income and cash flows of the Company on a standalone basis for the quarter ended March 31, 2008.
          “Fundamental Representations” shall have the meaning set forth in Section 8.1(b)(i).

          “GAAP” shall mean U.S. generally accepted accounting principles, consistently applied throughout the periods presented in accordance with Seller’s accounting policies and practices.
          “Governmental Entity” shall mean a court, arbitral tribunal, administrative agency, commission, governmental or department, regulatory authority, agency or any stock exchange or self-regulatory authority, including NASDAQ.
          “Guarantee” shall have the meaning set forth in the recitals.
          “Hazardous Substances” shall have the meaning set forth in Section 3.18(i)(ii).
          “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          “Implantable Chip Business” shall mean the development, manufacture, distribution or sale of implantable microchips.
          “Indebtedness” of any Person shall mean, as of any date, the amount equal to the sum (without any double-counting) of the following obligations (whether or not then due and payable), to the extent they are of such Person or its Subsidiary or guaranteed by such Person or its Subsidiary, including through the grant of a security interest upon any assets of such Person: (i) all outstanding indebtedness for borrowed money owed to third parties, (ii) accrued interest payable with respect to Indebtedness referred to in clause (i), (iii) all obligations for the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, releases of “holdbacks” or similar payments, but excluding any such obligations to the extent there is cash being held in escrow exclusively for purposes of satisfying such obligations) (“Deferred Purchase Price”), (iv) all obligations evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible) or arising under indentures, (v) all obligations arising out of any financial hedging, swap or similar arrangements, (vi) all obligations as lessee that would be required to be capitalized in accordance with U.S. GAAP and (vii) all obligations in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction. For purposes of determining the Deferred Purchase Price obligations as of a specified date, such obligations shall be deemed to be the maximum amount of Deferred Purchase Price owing as of such specified date (whether or not then due and payable) or potentially owing at a future date. For the avoidance of doubt, the credit card charges secured by the deposited amounts referred to in Section 3.8(c) shall be deemed to be Indebtedness.
          “Indemnified Party” shall have the meaning set forth in Section 8.2(a).
          “Indemnifying Party” shall have the meaning set forth in Section 8.2(a).
          “Initial Termination Fee” means $450,000 in cash.
          “Intellectual Property” shall mean all of the following: Trademarks, Patents, Copyrights, Trade Secrets, Internet domain names and Licenses.

          “Intercompany Accounts” shall mean all balances related to indebtedness, including any intercompany indebtedness, loan, guaranty, receivable, payable or other account between Seller and the Company.
          “Investment Canada Act” shall mean the Investment Canada Act, as amended.
          “IRS” shall mean the U.S. Internal Revenue Service.
          “IT Contract” shall have the meaning set forth in Section 3.23(a).
          “IT Systems” shall have the meaning set forth in Section 3.23(a).
          “ITA” means the Income Tax Act (Canada), as from time to time amended.
          “Kalina Pledge” shall mean the pledge of Company Shares by Parent under the Amended and Restated Stock Pledge Agreement dated as of December 28, 2007 among Applied Digital, Kallina Corporation, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Psource Structured Debt Limited, Computer Equity Corporation, Digital Angel Corporation and Digital Angel Technology Corporation.
          “Knowledge of Seller” shall mean the actual knowledge of Scott R. Silverman, Seller’s Chief Executive Officer, William J. Caragol, Seller’s Chief Financial Officer, Daniel Gunther, the Company’s President and Chief Executive Officer, and Eric Graham, the Company’s Vice-President, Finance and Administration, and such knowledge that any such person would have acquired upon reasonable inquiry of those in the Company with relevant subject matter responsibility.
          “Laurus Pledge” shall mean the pledge of Company Shares by Parent under the Amended and Restated Stock Pledge Agreement, dated as of December 28, 2007, among Applied Digital, Laurus Master Fund, Ltd., Valens Offshore SPV I, Ltd., Valens U.S. SPV I, LLC, Psource Structured Debt Limited and Computer Equity Corporation.
          “Law” shall have the meaning set forth in Section 3.4.
          “Licenses” shall mean all licenses and agreements pursuant to which the Company has acquired rights in or to any Intellectual Property, or licenses and agreements pursuant to which the Company has licensed or transferred the right to use any Intellectual Property.
          “Losses” shall mean any and all damages, losses, actions, Proceedings, causes of action, obligations, liabilities, claims, encumbrances, penalties, demands, assessments, settlements, judgments, costs and expenses, including court costs and reasonable attorneys’ and disbursements and costs of litigation; provided, however, that Losses shall not include punitive, special, consequential, treble or exemplary damages or damages for business interruption or lost profits (except to the extent such damages are awarded in connection with a Third Party Claim for which indemnification is available to an Indemnified Party).

          “Material Adverse Effect” shall mean any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, financial or other condition, or results of operations of the Company or the Business, provided, however, that, for purposes of this clause (a), except (other than in the case of clause (v) or (vi) below) to the extent such event, change, effect, development, condition or occurrence has a disproportionate effect on the Company or the Business when compared to other companies in the industry in which the Company or the Business operates, none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any event, change, effect, development, condition or occurrence arising from or relating to (i) general business or economic conditions not specific or peculiar to the Company or the Business, (ii) national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S., or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S., (iii) financial, banking, or securities markets in general (including any disruption thereof and any decline in the price of any security or any market index) (provided that this clause (iii) shall not preclude the events, changes, effects, developments, conditions and occurrences that underlie or give rise to such disruption or such other events, changes, effects, developments, conditions and occurrences under clause (iii) from constituting, or being taken into account in determining whether there has been, a Material Adverse Effect), (iv) changes in GAAP, (v) the taking of any action required by this Agreement and the Related Documents (other than obligations to operate in the ordinary course of business and/or consistent with past practice or to comply with Section 5.1 hereof), or (vi) the announcement or disclosure of the transactions contemplated herein, or (b) the ability of Seller to perform its obligations hereunder or to consummate the transactions contemplated hereby without delay, or the ability of Parent or the Voting Stockholder to perform their respective obligations under the Guarantee or the Voting Agreements.
          “Material Contract” shall have the meaning set forth in Section 3.11(a).
          “Net Indebtedness” shall mean the amount (which may be a positive or a negative number), as of a specified time, equal to the difference of (i) the aggregate amount of all (A) unrestricted cash and cash equivalents (determined in accordance with U.S. GAAP) of the Company plus (B) restricted cash deposited with Royal Bank of Canada pursuant to the agreements referred to in Section 3.8(c) hereof; minus (ii) the aggregate amount, without double counting, of (A) all Indebtedness of the Company, plus (B) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations of the Company that would arise (whether or not then due and payable) if all Indebtedness of the Company were prepaid (or, in the case of hedging, swap or similar arrangements, unwound and fully settled) in full at such specified time, plus (C) to the extent any item of such Indebtedness or any item described in the preceding clause (B) cannot be repaid at such specified time (e.g., as a result of an irrevocable advance notice requirement), all interest on and other accretion of such Indebtedness or other item that occurs between such specified time and the earliest date that repayment may occur (e.g., if notice were delivered at such specified time), plus (D) all amounts owing by the Company (whether or not then due and payable) to Seller or any of its Affiliates (other than the Company) or any directors, officers or employees of the Company who are also directors, officers or employees of Seller or any of its Affiliates (other than the Company), including in respect of any management, advisory or other fees, preferential payments, or other obligations of any kind, plus (E) all amounts owing (whether or not then due and payable) by the Company to any advisor or other Person (other than the Company) in connection with any actual or contemplated underwriting, capital markets financing, refinancing, recapitalization, change in control transaction, business combination transaction, sale of all or substantially all of the assets or equity of the Company, or similar matter, including in connection with this Agreement and the transactions contemplated hereby, plus (F) all amounts (whether or not then due and payable), where one of the conditions to the payment of such amount by the Company to any Person (other than the Company) is the execution, delivery, performance, or consummation of the transactions contemplated by this Agreement, including without limitation the Change in Control Payments, plus (G) the aggregate accrued and unpaid amount (whether or not then due and payable) of any bonuses that are as of such specified time or will be as of any later time owing by the Company to any director, officer or employee of the Company; provided, however, that clauses (F) and (G) above shall not include amounts required to be paid under the employment agreements listed on Section 5.17(b) of the Disclosure Schedule. Notwithstanding anything herein to the contrary, “Net Indebtedness” of the Company as of the Closing shall exclude obligations to the extent repaid or terminated without further obligation before Closing (or to the extent repaid at the Closing with funds that are both (x) not included as cash of the Company in the Closing Date Net Indebtedness and (y) not provided by Purchaser on behalf of the Company or Seller). Notwithstanding anything herein to the contrary, any obligations of the Company whether or not set forth as of any prior Balance Sheet date which are paid at or after Closing by Seller or any Affiliate thereof (other than the Company) shall be excluded from the Closing Date Balance Sheet.
          “Net Tangible Asset Value” shall have the meaning set forth in Exhibit C.
          “Net Tangible Asset Value Adjustment” shall have the meaning set forth in Section 1.2(a).
          “Notice of Dispute” shall have the meaning set forth in Section 2.2(b).
          “Order” shall have the meaning set forth in Section 3.17.
          “Owned Intellectual Property” shall mean Intellectual Property owned by the Company, excluding Intellectual Property associated with the Toolhound Business.
          “Parent” shall have the meaning set forth in the recitals.
          “Patents” shall mean issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and similar statutory rights.

          “PBGC” shall mean the Pension Benefit Guaranty Corporation.
          “Permits” shall have the meaning set forth in Section 3.19(a).
          “Permitted Encumbrances” shall have the meaning set forth in Section 3.10(b).
          “Person” shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.
          “Personal Information” means information about an identifiable individual as defined in Privacy Law.
          “Plan” shall mean each deferred compensation, incentive compensation, bonus, stock purchase, stock option, other equity compensation, employee benefit, supplemental unemployment benefit, severance or termination pay, salary continuation, medical, dental, surgical, disability, hospitalization, life insurance, welfare, profit-sharing, stock bonus, pension, savings, retirement, supplementary retirement, employment, termination, change in control or severance agreement plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company, or by any ERISA Affiliate, or to which the Company, or an ERISA Affiliate is party or has any liability with respect to, whether written or oral, for the benefit of any director, employee or former employee of the Company.
          “Pledge Default” shall mean the exercise by any creditor of Parent of any rights to Beneficial Ownership of the Seller Shares subject to the Parent Voting Agreement, to foreclose on such Seller Shares owned by Parent or to transfer or cause the transfer of such Seller Shares after foreclosure, including without limitation, the exercise of any rights (x) under Section 8 of the Kallina Pledge by the “Pledgee” thereunder or (y) under Section 8 of the Laurus Pledge by the “Pledgee” thereunder; provided, that a Pledge Default shall be deemed not to have occurred if, at all times following such exercise of rights, each Beneficial Owner of any Seller Share or Seller Shares subject to the Parent Voting Agreement shall have delivered to and for the benefit of Purchaser a binding and irrevocable written undertaking agreeing to be bound (without giving effect to any qualifications or limitations related to the Kallina Pledge or the Laurus Pledge set forth in such Parent Voting Agreement) by all terms and provisions applicable to Parent pursuant to the Parent Voting Agreement and restating, as of the date of the execution and delivery of such undertaking, the representations and warranties set forth therein (without giving effect to any qualifications or limitations related to the Kallina Pledge or the Laurus Pledge set forth in such Parent Voting Agreement), and which undertaking shall be otherwise in a form and substance reasonably satisfactory to Purchaser.
          “Pre-Closing Period Taxes” shall have the meaning set forth in Section 5.8(a)(ii).
          “Pre-Closing Straddle Taxes” shall have the meaning set forth in Section 5.8(a)(ii)(B).

          “Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (British Columbia) and any comparable Law of any other province or territory of Canada.
          “Proceeding” shall have the meaning set forth in Section 8.2(a).
          “Proxy Statement” shall have the meaning set forth in Section 3.4.
          “Purchase Price” shall have the meaning set forth in Section 1.2(a).
          “Purchaser” shall have the meaning set forth in the opening paragraph.
          “Purchaser Indemnified Persons” shall have meaning set forth in Section 8.1(a).
          “Real Property” shall mean all real property that is owned or leased by the Company or the Business.
          “Related Documents” means the Escrow Agreement, the Section 116 Escrow Agreement the Voting Agreements and the Guarantee.
          “Related Party” shall have the meaning set forth in Section 3.26(a).
          “Release” shall have the meaning set forth in Section 3.18(i)(iii).
          “Remittance Deadline” shall have the meaning set forth in Section 2.3(d).
          “Representatives” shall have the meaning set forth in Section 5.4(a).
          “SEC” shall mean the U.S. Securities and Exchange Commission.
          “Seller” shall have the meaning set forth in the opening paragraph.
          “Seller Shares” shall have the meaning set forth in Section 3.6(b).
          “Shares” shall mean the outstanding common shares, no par value, issued by the Company.
          “Short Period” shall have the meaning set forth in Section 5.8(a)(i).
          “Solvent” shall have the meaning set forth in Section 3.29.
          “Stockholder Approval” shall have the meaning set forth in Section 3.2(d).
          “Stockholders Meeting” shall have the meaning set forth in Section 5.3(b).
          “Stockholder Voting Agreement” shall have the meaning set forth in the recitals.
          “Straddle Period” shall have the meaning set forth in Section 5.8(a)(ii)(B).

          “Subsidiary” shall mean, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership).
          “Superior Proposal” shall have the meaning set forth in Section 5.4(d)(ii).
          “Takeover Proposal” shall have the meaning set forth in Section 5.4(d)(i).
          “Tax” or “Taxes” shall mean all taxes, however denominated, including without limiting the generality of the foregoing , any U.S. and Canadian federal, provincial, state, county, municipal or local income, gross receipts, net worth, capital, license, payroll, estimated, employment, employer, health, excise, severance, stamp, business and occupation, payroll, premium, windfall profits, environmental, franchise, profits, withholding, social security (or similar), disability, real and personal property, sales, use, transfer, registration, goods and services, harmonized sales, ad valorem, customs duties or value added tax or any other taxes, assessments, fees and other charges of any kind imposed by a Governmental Entity, including contributions to the Canada Pension Plan, Canada pension plan premiums, employment insurance premiums and workers’ compensation premiums, and also including any charges, interest, penalty, or addition thereto, whether disputed or not and including any tax liability arising as the result of having joined in the filing of any combined, consolidated, unitary or similar return, whether arising before, on, or after the Closing Date.
          “Tax Benefit” shall have the meaning set forth in Section 8.3.
          “Tax Return” means any report, return or other information (including any amendments) required to be supplied to any Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes the Company.
          “Termination Fee” means $1,500,000 in cash.
          “Third-Party Claim” shall have the meaning set forth in Section 8.2(a).
          “Third-Party Consents” shall have the meaning set forth in Section 5.7(d).
          “Title IV Plan” shall mean a Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.
          “Toolhound Business” shall mean the RFID/bar code based tool management and loss prevention systems developed, manufactured, sold and marketed by the Company.

          “Trademarks” shall mean U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names and all registrations and applications to register the same.
          “Trade Secrets” shall mean all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business information and industrial designs, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, proprietary information, customer lists, technical information and trade secrets.
          “Transaction Value” shall have the meaning set forth in Section 1.2(a).
          “Transfer Taxes” shall have the meaning set forth in Section 5.8(b).
          “U.S.” shall mean the United States of America.
          “U.S. Dollar” or “$” means the lawful currency of the United States of America.
          “Voting Agreement” shall have the meaning set forth in the recitals.
          “Voting Stockholder” shall have the meaning set forth in the recitals.
          “Walk-Away Date” shall have the meaning set forth in Section 7.1(b)(i).
          “WARN Act” shall mean the Worker Adjustment and Retraining Notification Act.
          “Withheld Amount” shall have the meaning set forth in Section 2.3(h).
          Section 9.2 Interpretation. (a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
                    (b) Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”
                    (c) The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.
                    (d) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

                    (e) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.
                    (f) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.
                    (g) A reference herein to any other agreement or document shall be to such agreement or document as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time in accordance with its terms and, to the extent applicable, the terms of this Agreement, and shall include all annexes, exhibits, schedules and other documents or agreements attached thereto.
                    (h) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
                    (i) All payments and adjustments under this Agreement shall be made in U.S. Dollars.
ARTICLE X
MISCELLANEOUS
          Section 10.1 Representations and Warranties.
                    (a) For purposes of determining whether any representation or warranty contained in Article III is untrue or incorrect, or whether Seller shall have breached any such representation or warranty, for any purpose under this Agreement other than Article VIII, the following standards shall apply:
                    (i) any Fundamental Representation and the representation contained in Section 3.9(a) shall be deemed to be untrue and incorrect if such representation or warranty is untrue or incorrect in any respect; and
                    (ii) any representation or warranty contained in Sections 3.1 (Organization), 3.4 (Consents and Approvals; No Violations), clause (b) of Section 3.17 (Deal-Related Litigation) or 3.26 (Affiliate Transactions) shall be deemed to be untrue and incorrect only if such representation or warranty is untrue or incorrect in any material respect (disregarding for this purpose any reference to material or Material Adverse Effect contained in any such representation or warranty); and
                    (iii) any representation or warranty contained in Article III (other than those referred to in clause (i) or (ii) above) shall be deemed to be untrue or incorrect only if the event, change, effect, development, condition or occurrence that resulted in such untruth or incorrectness, individually or when taken together with all other facts, circumstances, changes or events that result in any and all other untruth or incorrectness in the representations and warranties contained in Article III (other than those referred to in clause (ii) or (iii) below), has had or would reasonably be expected to have a Material Adverse Effect (disregarding for this purpose any reference to material or Material Adverse Effect contained in any such representation or warranty).
               (b) No representation or warranty of Purchaser contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and Purchaser shall not be deemed to have breached any such representation or warranty for any purpose under this Agreement other than Article VIII, in any case as a consequence of the existence or absence of any fact, circumstance, change or event unless such fact, circumstance, change or event, individually or when taken together with all other facts, circumstances, changes or events that result in any and all other untruth or incorrectness in the representations and warranties contained in Article IV has had or would be reasonably likely to have a material adverse effect on the ability of Purchaser to consummate the Closing or otherwise perform its obligations hereunder.
          Section 10.2 Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the Closing shall be paid by the party incurring such expenses, except as specifically provided to the contrary in this Agreement.
          Section 10.3 Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.
          Section 10.4 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given: (1) on the date of delivery, if personally delivered, (2) on the day of receipt, if delivered by a nationally recognized next-day courier service, or (3) on the third Business Day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.
          if to Purchaser, to:
The Stanley Works
1000 Stanley Drive
New Britain, Connecticut 06053
Attention: Corporate Secretary
Telecopy: (860) 827-3911
          with a copy to:
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention: Ethan Klingsberg, Esq.

Telephone: (212) 225-2000
Telecopy: (212) 225-3999
          and
          if to Seller, to:
VeriChip Corporation
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Attention: William J. Caragol
Telephone: (561) 805-8008
Telecopy: (561) 805-8001
          with a copy to:
Holland & Knight LLP
One East Broward Boulevard, Suite 1300
Fort Lauderdale, Florida 33301
Attention: Tammy Knight, Esq.
Telephone: (954) 525-1000
Telecopy: (954) 463-2030
          Section 10.5 Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties. Any signature page of any such counterpart, or any electronic facsimile thereof, may be attached or appended to any other counterpart to complete a fully executed counterpart of this Agreement, and any telecopy or other facsimile transmission of any signature shall be deemed an original and shall bind such party.
          Section 10.6 Entire Agreement; No Third Party Beneficiaries. This Agreement, together with and the Related Documents (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof and (b) are not intended to confer upon any Person other than the parties hereto and thereto any rights or remedies hereunder (except that the Purchaser Indemnified Persons are intended to be third party beneficiaries of Article VIII hereof); provided that this Agreement shall not supersede or in any way modify the terms of the Confidentiality Agreement.
          Section 10.7 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.
          Section 10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.
          Section 10.9 Jurisdiction. To the fullest extent permitted by applicable Law, each party hereto (i) agrees that any claim, action or proceeding by such party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the transactions contemplated hereby shall be brought only in the U.S. District Court for the Southern District of New York or any New York State court, in each case, located in the Borough of Manhattan and not in any other State or Federal court in the U.S. or any court in any other country, (ii) agrees to submit to the exclusive jurisdiction of such courts located in the Borough of Manhattan for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby, (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court or any claim that any such proceeding brought in such a court has been brought in an inconvenient forum, (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.4 (Notices) or any other manner as may be permitted by Law shall be valid and sufficient service thereof and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. The preceding sentence shall not limit the jurisdiction of the Accounting Arbitrator as set forth in Section 2.2, although claims may be asserted in such courts described in the preceding sentence for purposes of enforcing the jurisdiction of the Accounting Arbitrator.
          Section 10.10 Time of Essence. Each of the parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
          Section 10.11 Extension; Waiver. At any time prior to the Closing Date, either party hereto may extend the time for the performance of any of the obligations or other acts of the other party. Any agreement on the part of a party to any such extension shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. The failure of either party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
          Section 10.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred by either party (whether by operation of law or otherwise) without the prior written consent of the other party, provided, however, that Purchaser may transfer any of its rights and obligations to any Affiliate of Purchaser, but no such assignment shall relieve Purchaser of its obligations hereunder; and provided, further, that Seller may assign any of its rights (but not its obligations) hereunder (including its rights pursuant to Article 8) to Parent, but no such assignment shall relieve Seller of any of its obligations hereunder. Any transfer of any rights, interests or obligations hereunder in violation of this Section shall be null and void.
          Section 10.13 Preservation of Obligations. Promptly after entering into any agreement or arrangement with respect to, or effecting, any proposed sale, exchange, dividend or other distribution or liquidation of all or a significant portion of its assets in one or a series of transactions, any significant recapitalization or reclassification of its outstanding securities or any extraordinary transaction, Seller will notify Purchaser in writing thereof pursuant to Section 10.4 (if not previously so notified).
          Section 10.14 Specific Performance. Each party shall be entitled to equitable relief, including specific performance, in the event of any breach or threatened breach of this Agreement.

          IN WITNESS WHEREOF, Purchaser and Seller have executed this Agreement or caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

THE STANLEY WORKS

By	/s/ John F. Lundgren
Name: John F. Lundgren
Title: Chairman and Chief Executive Officer

VERICHIP CORPORATION

By	/s/ William J. Caragol
Name: William J. Caragol
Title: President and Chief Financial Officer

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